Management’s Discussion and Analysis
For the three months and year ended December 31, 2025
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of February 20, 2026. This discussion covers the three months (“Q4 2025” or the “Quarter”) and the year ended December 31, 2025 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Réal (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), meter (“m”); Mexican Peso (“MXN”); Nicaraguan Cordoba (“NIO”); resin-in-leach (“RIL”); reverse circulation (“RC”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounces (“oz”), total recordable injury frequency rate (“TRIFR”); United States Dollars in millions (“M$”).

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

BUSINESS OVERVIEW
Operations Description
Equinox Gold is an Americas-focused mining company delivering on its strategy of creating a premier Americas gold producer. In its first eight years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Mine (“Greenstone”) and Valentine Gold Mine (“Valentine”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, and La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”). All of the Company’s mines are 100% owned.
The Company’s Aurizona Mine (“Aurizona”), RDM Mine (“RDM”) and Bahia Complex (“Bahia Complex”, comprising the Santa Luz and Fazenda Mines) in Brazil (together, the “Brazil Operations”) were operated through 2025 and into the first quarter of 2026. On December 14, 2025, Equinox Gold announced an agreement to sell its 100% interest in the Brazil Operations (the “Brazil Sale Transaction”). The Brazil Sale Transaction closed on January 23, 2026. The Brazil Operations are reported as assets held for sale and their associated liabilities as liabilities held for sale in the Company’s financial statements and MD&A, and the results from their operations are reported as discontinued operations. The Brazil Sale Transaction is described in further detail in the Corporate section of this document.
The Company’s Castle Mountain Mine (“Castle Mountain”) in the United States, was transitioned to development status in September 2024 to focus on advancing permitting for the planned expansion.
At the Los Filos Mine Complex (“Los Filos”) in Mexico, operations were indefinitely suspended in April 2025. Los Filos was reclassified as a development project while the Company evaluates the long-term potential of the project which is expected to include consideration of the results of ongoing exploration and engineering activities to support a potential two-community development plan and continued engagement with the third community.
Equinox Gold was founded with the strategic vision of building a diversified, Americas-focused gold company focused on high-quality and high-margin production. The Company’s goal is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox Gold is focused on continuing to optimize its portfolio, prioritizing long-life, low-cost assets and organic growth opportunities to maximize shareholder value. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.
In support of its strategy, on June 17, 2025, Equinox Gold completed the business combination with Calibre Mining Corp. (“Calibre”) whereby Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre pursuant to a plan of arrangement (the “Transaction” or “Calibre Acquisition”). The Transaction expanded Equinox Gold’s portfolio with the operating mines in Nicaragua, the Pan Mine (“Pan”) in United States and the development project, Valentine, in Canada (collectively, the “Calibre Assets”). Following the Calibre Acquisition and the Brazil Sale Transaction, Equinox Gold has transitioned to a North American producer.
On October 1, 2025, the Company sold Pan, a producing gold mine in Nevada, United States and the Gold Rock and Illipah gold development projects in Nevada (collectively, the “Nevada Assets”) to Minera Alamos Inc. (the “Nevada Assets Sale”). Both the Calibre Acquisition and Nevada Assets Sale are described in further detail in the Corporate section of this document.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

2025 HIGHLIGHTS
Operational
•Produced 856,908 ounces of gold, within 2025 Guidance of 785,000 - 915,000 ounces. These production figures include production from the Calibre Assets for the full year(1) and exclude production from the Company’s development projects and gold ounces produced by Valentine prior to reaching commercial production.
•Produced 779,544 ounces of gold from all of the Company’s assets for the period of ownership, including 9,089 ounces from Castle Mountain, 33,013 ounces from Los Filos, 23,816 ounces from Valentine, and 258,905 ounces from the Brazil Operations, which has been reflected as a discontinued operations in the Company’s 2025 financial statements (see “Corporate” section below)
•Sold 778,561 ounces of gold from all of the Company’s assets for the period of ownership at an average realized gold price of $3,465 per oz from All Operations(4) (“All Operations”) and sold 519,671 at an average realized gold price of $3,478 per oz from continuing operations
•Cash costs from All Operations of $1,494 per oz(2) and AISC of $1,925 per oz(2) and cash costs and AISC from continuing operations of $1,406 per oz(2) and 1,786 per oz(2), respectively
•Total recordable injury frequency rate(3) of 1.69 for the year ended December 31, 2025 and 23 lost-time injuries
•Poured first gold at Valentine in September 2025 and declared commercial production in November 2025
•Implemented operational improvements at Greenstone to increase production and operating stability, delivering a 28.0% increase in mining rates and a 12.0% increase in mill throughput in H2 2025 compared to H1 2025
Earnings
•Income from continuing mine operations of $642.9 million
•Net income from All Operations of $221.5 million or $0.35 per share and net loss from continuing operations of $18.9 million or $0.03 per share
•Adjusted net income from All Operations of $420.5 million(2) or $0.67 per share(2) and adjusted net income from continuing operations of $187.9 million(2) or $0.30 per share(2)
Financial
•Cash flow from All Operations before changes in non-cash working capital of $915.1 million ($818.3 million after changes in non-cash working capital)
•Adjusted EBITDA from All Operations of $1,339.6 million(2) and adjusted EBITDA from continuing operations of $889.3 million(2)
•Sustaining expenditures of $323.6 million(2) and non-sustaining expenditures of $414.1 million
•Cash and cash equivalents (unrestricted) of $407.4 million at December 31, 2025
◦Excludes $22.6 million of cash and cash equivalents (unrestricted) classified as held for sale
•Net debt(2) of $1,147.3 million at December 31, 2025

(1) Includes production from the Nicaragua Operations for the entire year ended December 31, 2025 and production from Pan from January 1, 2025 up to the date of sale on October 1, 2025.
(2 Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining expenditures and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3) Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

(4) All Operations relates to continuing operations and discontinued operations.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

2025 HIGHLIGHTS (CONTINUED)
Corporate
•On December 13, 2025, the Company entered into a share purchase agreement with a third party to sell the Company’s 100% interest in the Brazil Operations. The Brazil Sale Transaction closed on January 23, 2026. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million. In addition to the cash received on closing, the Company will receive a production-linked contingent cash consideration of up to $115.0 million due on January 23, 2027, based on the number of gold ounces produced by the Brazil Operations during the 12-month period from the closing date. The upfront cash consideration is subject to certain post-closing adjustments. The Brazil Sale Transaction is described in more detail in the Corporate section of this document.
•On October 1, 2025, the Company completed the sale of its 100% interest in the Nevada Assets to Minera Alamos Inc. (TSXV:MAI) for total consideration of $136.5 million, comprised of $98.4 million in cash, of which $10.3 million was included in trade and other receivables at December 31, 2025, a $8.6 million promissory note receivable which was repaid in December 2025, and equity consideration with a fair value of $29.5 million in the form of 96.8 million Minera Alamos common shares(1). The Nevada Assets Sale is described in more detail in the Corporate section of this document.
•On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre at an exchange ratio of 0.35 Equinox Gold common share for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal properties acquired by the Company in the Calibre Acquisition were Valentine, Nicaragua Operations and Pan. The Calibre Acquisition is described in more detail in the Corporate section of this document.
•Upon completion of the Calibre Acquisition, Blayne Johnson, Doug Forster, Omaya Elguindi and Mike Vint, former directors of Calibre, joined the Company’s Board of Directors; Sally Eyre and Gordon Campbell resigned from the Board of Directors. Additionally, on July 21, 2025, Darren Hall was appointed as Chief Executive Officer and Director, succeeding Greg Smith.
•On June 11, 2025, the Company provided updated gold production and cost guidance (“2025 Guidance”) to reflect the Calibre Acquisition and the slower-than-planned ramp-up at Greenstone. Production guidance was updated to 785,000 to 915,000 ounces of gold with cash costs of $1,400 to $1,500 per ounce(1) and AISC of $1,800 to $1,900 per ounce(1). 2025 Guidance included production and costs from the Pan Mine, Libertad and Limon commencing January 1, 2025, but excluded production and costs from Valentine, Los Filos and Castle Mountain.
•In January 2025, following negotiations that began in November 2023 with the three communities that host Los Filos, the Company reached consensus on terms for new agreements with all three communities. Two communities signed new long-term agreements. One community did not sign the long-term agreement and the existing agreement with that community expired on March 31, 2025, resulting in the indefinite suspension of operations on April 1, 2025. Community engagement continued throughout 2025.
•Liquidity
◦In Q4 2025, the Company received $96.7 million related to the Nevada Assets Sale. An additional $10.3 million was received in January 2026 to fully settle customary transaction working capital adjustments.
◦In August 2025, the convertible notes issued in March 2020 (“2020 Convertible Notes”), with a carrying value of $139.3 million, were fully converted into 21.4 million common shares of the Company.
◦On July 31, 2025, the Company amended its revolving credit facility (“Revolving Facility”) to increase the Revolving Facility from $700.0 million to $850.0 million and extended its maturity date from July 28, 2026 to July 31, 2029. The $500 million term loan (“Term Loan”) maturity date was extended from May 13, 2027 to July 31, 2029. The amendment increased the limit under the accordion feature from $100.0 million to $150.0 million prior to the full repayment and cancellation of the Term Loan, and to $350.0 million thereafter. The Term Loan, together with the Revolving Facility, are referred to as the Credit Facility.
◦On June 17, 2025, upon completion of the Calibre Acquisition, the Company assumed a secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”) which had a principal amount of $285.4 million.
◦On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.

(1) The common share of Minera Alamos were consolidated on a 10:1 basis on January 5, 2026.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

2025 HIGHLIGHTS (CONTINUED)
Development and Exploration
•On August 11, 2025, the Company announced that Castle Mountain had been accepted into the United States Federal Permitting Improvement Steering Council’s FAST-41 program, a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency; the federal permitting process is expected to be completed in December 2026.
•Advanced permitting, environmental studies and engineering for the Castle Mountain expansion
•Signed new 20-year agreements with two communities at Los Filos; commenced exploration and engineering to support a potential two-community development plan; continued engagement with the third community
•Completed 70,236 metres of step-out drilling across the portfolio with a focus on mine life extension, and completed 119,215 metres of regional drilling to delineate new deposits, both results are for the full twelve months
•Continued testing the new Frank Zone at Valentine with 30,492 metres of drilling, for the full twelve months, to follow-up on the discovery made by Calibre in 2024, and discovered the new Minotaur Zone; results were released on February 2, 2026
Responsible Mining
•Zero significant environmental and social incidents
•Launched the 2025 sustainability data collection and reporting process with a full integration of the assets acquired through the Calibre Acquisition
•Placed in the top performance quartile of the Metals and Mining industry subgroup of the S&P Global Corporate Sustainability Assessment score

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2025
Operational
•Produced 247,024 ounces of gold, including 1,336 ounces from Castle Mountain, 23,207 ounces from Valentine and 73,745 from the Brazil Operations
•Sold 242,392 ounces of gold at an average realized gold price of $4,060 per oz from All Operations and sold 168,558 ounces of gold at an average realized gold price of $4,024 per oz from continuing operations
•Total cash costs from All Operations of $1,392 per oz(1) and AISC of $1,907 per oz(1) and total cash costs from continuing operations of $1,211 per oz(1 and AISC of 1,673 per oz(1)
•Total recordable injury frequency rate(2) of 1.63 for the Quarter; eight lost-time injuries
•No significant environmental incidents during the Quarter
Earnings
•Income from continuing mine operations of $342.3 million
•Net income from All Operations of $197.5 million or $0.25 per share (basic) and net income from continuing operations of $82.3 million or $0.10 per share (basic)
•Adjusted net income from All Operations of $272.9 million(1) or $0.35 per share(1) and adjusted net income from continuing operations of $163.2 million(1) or $0.21 per share(1)
Financial
•Cash flow from All Operations before changes in non-cash working capital of $396.0 million ($392.4 million after changes in non-cash working capital)
•Adjusted EBITDA from All Operations of $579.0 million(1) and adjusted EBITDA from continuing operations of $405.1 million(1)
•Sustaining expenditures of $117.7 million and non-sustaining expenditures of $157.2 million

RECENT DEVELOPMENTS
•Provided 2026 production and cost guidance of 700,000 to 800,000 ounces of gold, at cash costs of $1,425 to $1,525 per ounce and AISC of $1,775 to $1,875 per ounce(1). Guidance does not include production from the Brazil Operations and the Castle Mountain and Los Filos development projects.
•Provided 2026 expenditure guidance of $325 to $375 million for growth capital, $70 to $80 million for exploration and $80 to $90 million of corporate general and administrative expenditures
•On January 23, 2026, completed the Brazil Sale Transaction and received cash proceeds of $891.1 million
•On January 23, 2026, fully repaid the $500 million Term Loan and paid $300.4 million to extinguish the Sprott Loan and related obligations, reducing the Company’s senior debt to approximately $580 million.
•On January 30, 2026, made a payment of $115.0 million of the outstanding principal under the Revolving Facility. There was $335.0 million available to the Company to be drawn on the Revolving Facility after this payment.
•In February 2026, the Company sold its 9.7 million common shares held on a post-consolidation basis for gross proceeds of C$56.1 million ($41.1 million).
•On February 18, 2026, the Company declared a quarterly cash dividend of $0.015 per common share, which is payable on March 26, 2026 to shareholders of record as of March 12, 2026. On February 18, 2026, the Board of Directors approved the implementation of a normal course issuer bid, subject to TSX approval, to purchase for cancellation up to 5% of the Company’s outstanding shares.

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and sustaining expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2) Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025(5)	December 31, 2024
Gold produced from operating assets included in 2025 Guidance	oz	222,481	233,216	—	856,908	—
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	—	(143,282)	—
Add: Gold produced from assets not included in 2025 Guidance	oz	24,543	3,166	—	65,918	—
Gold produced - All Operations(4)	oz	247,024	236,382	213,964	779,544	621,893
Gold produced - continuing operations	oz	173,278	168,753	135,052	520,639	374,581
Gold produced - discontinued operations	oz	73,745	67,629	78,912	258,905	247,311
Gold sold - All Operations(4)	oz	242,392	239,311	217,678	778,561	623,578
Gold sold - continuing operations	oz	168,558	170,193	136,384	519,671	374,246
Gold sold - discontinued operations	oz	73,834	69,119	81,294	258,890	249,332
Average realized gold price - All Operations	$/oz	$4,060	$3,397	$2,636	$3,465	$2,423
Average realized gold price - continuing operations	$/oz	$4,024	$3,401	$2,630	$3,478	$2,435
Average realized gold price - discontinued operations	$/oz	$4,140	$3,388	$2,646	$3,437	$2,406
Cash costs per oz sold - All Operations(1)(2)	$/oz	$1,392	$1,434	$1,458	$1,494	$1,598
Cash costs per oz sold - All Operations and excluding Los Filos(2)(3)	$/oz	$1,392	$1,441	$1,432	$1,464	$1,519
Cash costs per oz sold - continuing operations(2)	$/oz	$1,211	$1,383	$1,511	$1,406	$1,622
Cash costs per oz sold - discontinued operations(2)	$/oz	$1,773	$1,556	$1,381	$1,663	$1,569
AISC per oz sold - All Operations(1)(2)	$/oz	$1,907	$1,833	$1,652	$1,925	$1,870
AISC per oz sold - All Operations and excluding Los Filos(2)(3)	$/oz	$1,907	$1,825	$1,613	$1,891	$1,752
AISC per oz sold - continuing operations(2)	$/oz	$1,673	$1,739	$1,630	$1,786	$1,811
AISC per oz sold - discontinued operations(2)	$/oz	$2,397	$2,056	$1,684	$2,188	$1,941
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash costs per oz sold and AISC per oz sold excludes Castle Mountain results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated cash costs per oz sold and AISC per oz sold includes Greenstone from November 2024 and Valentine from December 2025 when the mines reached commercial production, respectively. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash costs per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which were excluded from the 2025 Guidance.
(4)Gold produced for the three months ended December 31, 2025 includes 1,336 and 23,207 ounces produced at Castle Mountain and Valentine, respectively; gold sold for the three months ended December 31, 2025 includes 335 ounces at Los Filos, 1,349 ounces at Castle Mountain, and 19,155 ounces at Valentine. Gold produced for the year ended December 31, 2025 includes 33,013, 9,089 and 23,816 ounces produced at Los Filos, Castle Mountain and Valentine, respectively; gold sold for the year ended December 31, 2025 includes 37,172, 9,106 and 19,155 ounces sold at Los Filos, Castle Mountain and Valentine, respectively.
(5)Operations for the year ended December 31, 2025 includes results from Pan, Valentine and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.
(6)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

		Three months ended			Year ended
Financial data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025(2)	December 31, 2024
Revenue	M$	681.4	584.3	359.4	1,817.2	912.8
Income from mine operations	M$	342.3	181.9	95.8	642.9	206.1
Net income - All Operations	M$	197.5	75.6	28.3	221.5	339.3
Net income (loss) - continuing operations	M$	82.3	5.8	(29.6)	(18.9)	260.3
Net income - discontinued operations	M$	115.2	69.8	57.9	240.3	79.0
Earnings (loss) per share (basic) - All Operations	$/share	0.25	0.10	0.06	0.35	0.85
Earnings (loss) per share (basic) - continuing operations	$/share	0.10	0.01	(0.07)	(0.03)	0.65
Earnings (loss) per share (basic) - discontinued operations	$/share	0.15	0.09	0.13	0.38	0.20
Adjusted EBITDA - All Operations(1)	M$	579.0	419.9	223.2	1,339.6	479.0
Adjusted EBITDA - continuing operations	M$	405.1	297.1	123.8	889.3	281.6
Adjusted EBITDA - discontinued operations	M$	173.9	122.9	99.5	450.2	197.3
Adjusted net income - All Operations(1)	M$	272.9	139.9	77.5	420.5	113.1
Adjusted net income - continuing operations	M$	163.2	70.4	13.6	187.9	30.7
Adjusted net income - discontinued operations	M$	109.7	69.4	63.9	232.6	82.4
Adjusted EPS - All Operations(1)	$/share	0.35	0.18	0.17	0.67	0.28
Adjusted EPS - continuing operations	$/share	0.21	0.09	0.03	0.30	0.08
Adjusted EPS - discontinued operations	$/share	0.14	0.09	0.14	0.37	0.21

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	407.4	348.5	239.3	407.4	239.3
Net debt(1)	M$	1,147.3	1,278.2	1,108.5	1,147.3	1,108.5
Operating cash flow before changes in non-cash working capital	M$	396.0	322.1	212.7	915.1	430.2
(1)Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Operating and financial data for the year ended December 31, 2025 includes results from Pan, Valentine and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.
(3)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold from All Operations in Q4 2025 was higher compared to Q4 2024 primarily due to Greenstone advancing its ramp-up and the addition of production from Valentine and Nicaragua Operations which were acquired as part of the Calibre Acquisition. These increases were partially offset by the indefinite suspension of operations at Los Filos in April 2025. Greenstone continued to ramp up during 2025 with quarter-on-quarter increases in gold production for Q3 2025 and Q4 2025.
Gold ounces sold from All Operations for the year ended December 31, 2025 was 25% higher compared to 2024 due to the same reasons noted above.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Revenue from continuing operations was higher in Q4 2025 compared to Q4 2024 and for the year ended December 31, 2025 compared to the same period in 2024, due to higher gold prices and an increase in gold ounces sold for the respective periods. The Company realized $4,024 per ounce sold in Q4 2025 and generated $681.4 million in revenue from continuing operations, compared to $2,630 per ounce sold in Q4 2024 which generated $359.4 million in revenue from continuing operations. The Company realized $3,478 per ounce sold in the year ended December 31, 2025, generating $1,817.2 million in revenue from continuing operations, compared to the realization of $2,435 per ounce sold, generating $912.8 million in revenue from continuing operations in the year ended December 31, 2024.
Revenue from discontinued operations was higher in Q4 2025 compared to Q4 2024 and for the year ended December 31, 2025 compared to the same period in 2024, due to higher gold prices and an increase in gold ounces sold for the respective periods. The Company realized $4,140 per ounce sold in Q4 2025, generating $306.4 million in revenue from discontinued operations, compared to $2,646 per ounce sold in Q4 2024, generating $215.6 million in revenue from discontinued operations. The Company realized $3,437 per ounce sold in the year ended December 31, 2025, generating $891.9 million in revenue from discontinued operations, compared to the realization of $2,435 per ounce sold, generating $601.3 million in revenue from discontinued operations in the year ended December 31, 2024.
Cash costs per oz sold from All Operations were 4% and 6% lower in Q4 2025 and for the year ended December 31, 2025 compared to the same periods in 2024, respectively, with lower cash costs, relative to the rest of the Company’s portfolio, from the Nicaragua Operations following the Calibre Acquisition and the impact of a reduction in production from Los Filos, offset partially by higher cash costs per oz sold from the Brazil Operations, mainly driven by higher mining cost and lower ounces sold.
AISC per oz sold from All Operations were 15% and 3% higher than in Q4 2025 and for the year ended December 31, 2025 compared to the same periods in 2024, respectively, largely due to an increase in the sustaining expenditures at Mesquite and the Brazil Operations in 2025. Brazil Operations had higher sustaining spend at the Bahia Complex relating to capitalized stripping in 2025. Mesquite’s capital stripping of the Brownie pit was categorized sustaining in 2025 and capital stripping of the Ginger pit was categorized as non-sustaining in 2024.
In Q4 2025, income from mine operations was $342.3 million (Q4 2024 - $95.8 million) and for the year ended December 31, 2025 was $642.9 million (year ended December 31, 2024 - $206.1 million). Income from mine operations for the three months and year ended December 31, 2025 includes income from Nicaragua Operation’s of $144.1 million and $188.7 million, respectively, and from Greenstone of $142.6 million and $297.1 million, respectively, compared to $nil for Nicaragua Operations in 2024 and $75.3 million and $142.1 million for Greenstone for the three months and year ended December 31, 2024, respectively. In addition to the full quarter and full year impact of Greenstone’s operations in 2025, income from mine operations was higher for the three months and year ended December 31, 2025 compared to the same periods in 2024 due to 53% and 43% increases in the average realized gold price per ounce sold for the three months and year ended December 31, 2025, respectively.
Net income for Q4 2025 was $197.5 million (Q4 2024 - net income of $28.3 million) and net income for the year ended December 31, 2025 was $221.5 million (year ended December 31, 2024 - net income of $339.3 million). The higher net income in Q4 2025 compared to Q4 2024 is mainly driven by higher income from mine operations, partially offset by higher finance expense in 2025.
The lower net income for the year ended December 31, 2025 compared to the same period in 2024 is primarily due to a decrease in other income in 2025, driven by the gain of $579.8 million recognized in 2024 on the remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. The gain on remeasurement was partially offset by a related deferred tax expense of $181.9 million. Net income for 2025 was also impacted by an increase in finance expense and care and maintenance expense at Los Filos, partially offset by higher income from mine operations and favourable changes in the fair value of foreign exchange contracts.
In Q4 2025, adjusted EBITDA from All Operations was $579.0 million (Q4 2024 - $223.2 million) and for the year ended December 31, 2025 was $1,339.6 million (year ended December 31, 2024 - $479.0 million). In Q4 2025, adjusted net income from All Operations was $272.9 million (Q4 2024 - $77.5 million) and for the year ended December 31, 2025 adjusted net income was $420.5 million (year ended December 31, 2024 - $113.1 million).
The increase in adjusted EBITDA and adjusted net income in Q4 2025 compared to Q4 2024 was primarily due to higher income from mine operations as described above.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
The increase in adjusted EBITDA and adjusted net income for the year ended December 31, 2025 compared to the same period in 2024 was primarily due to higher income from mine operations as described above, partially offset by higher care and maintenance expense at Los Filos, higher finance expense and higher general and administration expense driven by the Calibre Acquisition which resulted in an increase in corporate office personnel and an increase in share-based compensation expense.

2025 GUIDANCE COMPARISON
On June 11, 2025, the Company updated its 2025 production and cost guidance (“2025 Guidance”) to reflect the business combination with Calibre and the slower-than-planned ramp-up of Greenstone.
The Company produced 856,908 ounces of gold in 2025, by the Company’s assets included in the 2025 Guidance and within the guided range of 785,000 - 915,000 ounces of gold. Cash costs of $1,416 per ounce gold sold were at the lower end of 2025 Guidance of $1,400 - $1,500 per ounce and AISC of $1,809 per ounce was within 2025 Guidance of $1,800 - $1,900 per ounce. Actual results achieved at each mine compared to 2025 Guidance as compared to actual results achieved at each mine are outlined below. Pan’s 2025 guidance is for the full year, however the Pan 2025 Actuals reflect results until October 1, 2025, when the asset was sold.

	2025 Actuals			2025 Guidance
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)
Greenstone	223,843	$1,380	$1,824	220,000 - 260,000	$1,275 - $1,375	$1,700 - $1,800
Brazil	258,905	$1,663	$2,188	250,000 - 270,000	$1,725 - $1,825	$2,275 - $2,375
Mesquite	85,998	$1,345	$1,885	85,000 - 95,000	$1,200 - $1,300	$1,800 - $1,900
Nicaragua pre-acquisition	129,021	$1,139	$1,261	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500
Nicaragua post-acquisition	133,003	$1,272	$1,551	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500
Nicaragua	262,024	$1,206	$1,408	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500
Pan pre-acquisition	14,261	$1,660	$1,745	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700
Pan post-acquisition	11,877	$1,597	$1,629	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700
Pan	26,138	$1,632	$1,692	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700
Total	856,908	$1,416	$1,809	785,000 - 915,000	$1,400 - $1,500	$1,800 - $1,900
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

2026 GUIDANCE AND OUTLOOK
For 2026, the Company expects to produce 700,000 to 800,000 ounces of gold. Cash costs for 2026 are estimated at $1,425 to $1,525 per ounce and AISC is estimated at $1,775 to $1,875 per ounce. Production and cash flows are expected to grow each quarter through 2026.

2026 Guidance
	Production (oz)	Cash Costs ($/oz) (1)	AISC ($/oz) (1)	Growth Capital (2) (M$)	Growth Exploration(2) (M$)
Greenstone	250,000 - 300,000	$1,350 - $1,450	$1,750 - $1,850	$130 - $160	$5 - $10
Valentine	150,000 - 200,000	$1,100 - $1,200	$1,200 - $1,300	$95 - $115	$20 - $25
Nicaragua	200,000 - 250,000	$1,750 - $1,850	$2,100 - $2,200	$90 - $110	$20 - $25
Mesquite	70,000 - 80,000	$1,550 - $1,650	$2,300 - $2,400	$5 - $10	$5 - $10
Total (4)	700,000 - 800,000	$1,425 - $1,525	$1,775 - $1,875	$325 - $375	$70 - $80
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)The terms ‘Growth’ and ‘Non-sustaining’ are used interchangeably in this document. See Non-IFRS Measures.
(3)Exchange rates used to forecast 2026 cash costs and AISC per oz include a rate of CAD 1.34 to USD 1 and NIO 36.74 to USD 1.
(4)Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.
The Company’s primary operating focus for 2026 is to continue ramping up Greenstone and Valentine to full capacity. For development activities, the Company expects to advance engineering and permitting for the Castle Mountain Phase 2 expansion and is advancing studies and engineering for a Phase 2 expansion at Valentine that is expected to increase processing throughput from 2.5 million to more than 4.5 million tonnes per year. The Valentine Phase 2 expansion is expected to result in an approximately 25% increase in gold production, to an estimated range of 225,000 to 250,000 ounces per year.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and consolidated 100% ownership in May 2024. Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late-stages of ramping up to full design capacity. As Greenstone was not fully operational for all of Q4 2024, results for the Quarter are compared to Q3 2025 below.
Operating and financial results for the three months and year ended December 31, 2025

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Ore mined	kt	5,033	3,797	3,145	14,198	7,108
Waste mined	kt	13,216	12,957	9,225	48,207	26,453
Open pit strip ratio	w:o	2.63	3.41	2.93	3.40	3.72
Tonnes processed	kt	2,195	1,909	1,643	7,777	3,687
Average gold grade processed	g/t	1.29	1.05	1.26	1.09	1.22
Recovery	%	83.7	85.8	82.0	83.9	82.1
Gold produced	oz	72,091	56,029	53,022	223,843	111,717
Gold sold	oz	71,466	55,603	56,413	223,355	110,518
Financial data
Revenue(2)	M$	286.2	195.5	148.3	777.3	278.3
Cash costs(1)	M$	80.8	80.6	58.7	308.1	107.2
Sustaining capital(1)	M$	31.7	28.7	5.3	94.5	5.3
Reclamation expenses	M$	3.6	0.5	0.3	4.9	0.8
Total AISC(1)	M$	116.1	109.8	64.3	407.5	113.3
AISC contribution margin(1)	M$	170.0	85.7	83.9	369.8	165.0
Non-sustaining expenditures	M$	49.7	29.0	21.1	121.4	212.9
Unit analysis
Realized gold price per oz sold	$/oz	4,004	3,516	2,629	3,480	2,518
Cash costs per oz sold(1)	$/oz	1,131	1,450	1,041	1,380	970
AISC per oz sold(1)	$/oz	1,626	1,975	1,141	1,824	1,025
Mining cost per tonne mined	$/t	3.17	3.31	2.66	3.24	1.97
Processing cost per tonne processed	$/t	14.70	15.80	15.68	15.17	12.05
G&A cost per tonne processed	$/t	11.62	9.51	7.04	9.55	7.24
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver by-product credits.
Q4 2025 Analysis
Production
Greenstone production was 29% higher for the three months ended December 31, 2025, compared to the three months ended September 30, 2025 due to the continued ramp up of operations, with 33% more ore mined, 15% more ore processed and 23% higher grade processed.
Mining unit costs were 4% lower for the three months ended December 31, 2025 compared to the three months ended September 30, 2025 due to the ongoing ramp up of activities and higher volumes mined. Processing unit costs were 7% lower for the three months ended December 31, 2025 compared to the three months ended September 30, 2025 due to an increase of 15% in ore tonnes processed.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Cash costs per oz sold was 22% lower for the three months ended December 31, 2025 compared to the three months ended September 30, 2025 due to a 29% increase in gold ounces sold. AISC per oz sold was 18% lower for the three months ended December 31, 2025 compared to the three months ended September 30, 2025 due to lower cash costs per oz sold.
Sustaining capital expenditures for the three months and year ended December 31, 2025 were $31.7 million and $94.5 million, respectively, primarily related to a TSF raise, buildings and other infrastructure and equipment. Non-sustaining expenditures for the three months and year ended December 31, 2025 were $49.7 million and $121.4 million, respectively, primarily related to initial capital, fleet leasing costs, buildings and other infrastructure including costs associated with relocating the provincial power utility electrical substation and the Ontario Provincial Police station.
Production of 223,843 ounces was in line with the 2025 Guidance 220,000 - 260,000 ounces of gold. Greenstone’s costs were nominally higher than 2025 Guidance, with cash costs of $1,380 per oz compared to guidance of $1,275 - $1,375 per oz due to higher royalties on gold sales from higher than planned metal prices and AISC of $1,824 per oz compared to guidance of $1,700 - $1,800 per oz, driven due to higher royalties on gold sales from higher than planned metal prices. Non-sustaining expenditures were higher than 2025 Guidance with higher equipment spend to continue improving tonnes moved and throughput.
Exploration and Development
Planned exploration at Greenstone in 2025 comprised a 14,000-metre core drilling program designed to enhance the Company’s understanding of the geology, structural controls on gold mineralization, and grade distribution within the deposit. During the three months ended December 31, 2025, the Company completed 1,349 metres of drilling, bringing total drilling for the year to 9,764 metres. A review of the program early in the Quarter identified an opportunity to defer in-pit drilling until the pit surface was lower in elevation, resulting in fewer metres drilled than planned. A robust review of resource definition, expansion and generative targets is underway to determine plans for additional drilling in 2026. Exploration expenditures for the Quarter were $0.8 million with total expenditures of $2.6 million for the year ended December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Valentine, Newfoundland and Labrador, Canada
Valentine is an open-pit mine with a conventional 2.5 million tonne crush-grind CIL operation located in central Newfoundland & Labrador, Canada, that Equinox Gold acquired on June 17, 2025 as part of the Calibre Acquisition. Valentine was undergoing commissioning at the time and first gold pour was achieved in September 2025, followed by commercial production at the end of November 2025. Valentine is now in the process of ramping up to full design capacity. In addition, the Company is advancing a Phase 2 study to expand gold production by 25% and expects to publish the study around late March 2026.
Operating and financial results

		Three months ended			Period from
Operating data	Unit	December 31, 2025	September 30, 2025	June 30, 2025	June 17 to December 31, 2025
Ore mined	kt	1,007	445	44	1,496
Waste mined	kt	6,139	4,989	439	11,568
Open pit strip ratio	w:o	6.10	11.22	9.91	7.73
Tonnes processed	kt	558	127	—	685
Average gold grade processed	g/t	1.53	0.78	—	1.39
Recovery	%	91.7	89.7	—	91.5
Gold produced	oz	23,207	609	—	23,816
Gold sold	oz	19,155	—	—	19,155
Financial data
Revenue(3)	M$	80.5	—	—	80.5
Cash costs(1)	M$	30.2	—	—	30.2
Reclamation expenses	M$	0.2	0.1	—	0.3
Total AISC(1)	M$	30.4	0.1	—	30.6
AISC contribution margin(1)	M$	50.1	(0.1)	—	50.0
Non-sustaining expenditures	M$	70.3	97.2	15.1	182.7
Unit analysis
Realized gold price per oz sold	$/oz	4,204	—	—	4,204
Cash costs per oz sold(1)(2)	$/oz	1,579	—	—	1,579
AISC per oz sold(1)(2)	$/oz	1,588	—	—	1,596
Mining cost per tonne mined	$/t	5.13	—	—	2.81
Processing cost per tonne processed	$/t	18.15	—	—	14.78
G&A cost per tonne processed	$/t	25.46	—	—	20.74
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months and year ended December 31, 2025 includes results from Valentine from December 2025 after the mine reached commercial production in November 2025.
(3)Revenue is reported net of silver by-product credits.
Q4 2025 Analysis
Production
Valentine commissioning and ramp-up progressed well in Q4 2025. Throughput for Q4 2025 averaged 90% of nameplate capacity of 6,850 tpd. Valentine produced 23,207 ounces for the three months ended December 31, 2025. Ramp-up to nameplate capacity is expected by Q2 2026.
Exploration and Development
During the three months ended December 31, 2025, the Company drilled 24,536 metres at Valentine, bringing total metres drilled for the year to 68,251 metres (including the period prior to completion of the Calibre Acquisition on June 17, 2025). Exploration activities during the Quarter focused on a combination of conceptual and advanced regional targets, as well as near‑mine resource expansion along the Valentine Lake Shear Zone. Exploration expenditures for the Quarter totaled $0.8 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Nicaragua Operations
Equinox Gold acquired El Limon (“Limon”) and La Libertad (“Libertad”) on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 million tonnes per annum of installed processing capacity.
Operating and financial results

		Three months ended		Period from	Year ended
Operating data - Nicaragua Operations	Unit	December 31, 2025	September 30, 2025	June 17 to December 31, 2025	December 31, 2025(2)
Ore mined - open pit	kt	485	740	1,329	2,104
Waste mined - open pit	kt	10,957	10,375	22,720	40,755
Open pit strip ratio	w:o	22.57	14.02	17.10	19.37
Average open pit gold grade	g/t	3.86	3.51	3.74	3.84
Ore mined - underground	kt	110	114	248	476
Average underground gold grade	g/t	2.77	2.93	2.81	3.18
Ore mined - total	kt	596	854	1,576	2,579
Tonnes processed	kt	589	598	1,267	2,358
Average gold grade processed	g/t	3.83	4.05	3.93	4.07
Recovery	%	91.0	91.1	91.0	90.9
Gold produced	oz	61,884	71,119	133,003	262,025
Gold sold	oz	61,654	71,435	133,089	262,110
Operating data - El Limon Mill
Tonnes processed	kt	129	124	272	504
Average gold grade processed	g/t	5.01	5.61	5.27	5.12
Recovery	%	89.5	90.5	90.0	90.0
Gold produced	oz	17,449	22,838	40,287	71,605
Gold sold	oz	17,401	22,944	40,345	71,663
Operating data - La Libertad Mill
Tonnes processed	kt	460	474	1,003	1,854
Average gold grade processed	g/t	3.50	3.64	3.55	3.78
Recovery	%	91.6	91.3	91.3	91.2
Gold produced	oz	44,435	48,281	92,716	190,420
Gold sold	oz	44,253	48,491	92,744	190,448
Financial data - Nicaragua Operations
Revenue(4)	M$	243.9	239.9	483.8	N/A
Cash costs(3)	M$	75.1	94.2	169.3	N/A
Sustaining capital(3)	M$	21.4	12.5	35.1	N/A
Sustaining lease payments	M$	0.2	0.2	0.4	N/A
Reclamation expenses	M$	0.8	0.7	1.6	N/A
Total AISC(3)	M$	97.4	107.7	206.4	N/A
AISC contribution margin(3)	M$	146.5	132.2	277.4	N/A
Non-sustaining expenditures	M$	19.9	24.0	50.1	N/A
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented.
(2)The operating data presented in this column includes operating results for Limon and Libertad for the entire year ended December 31, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Limon and Libertad prior to the completion of the Calibre Acquisition, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, sustaining capital, AISC and AISC contribution margin, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver by-product credits.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Operating and financial results (continued)

		Three months ended		Period from	Year ended
Unit analysis - Nicaragua Operations	Unit	December 31, 2025	September 30, 2025	June 17 to December 31, 2025	December 31, 2025
Realized gold price per oz sold	$/oz	3,956	3,358	3,635	N/A
Cash costs per oz sold(1)	$/oz	1,218	1,319	1,272	N/A
AISC per oz sold(1)	$/oz	1,580	1,507	1,551	N/A

(1)Cash costs and AISC, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 2025 Analysis
Production
Gold production from Nicaragua Operations was lower for the three months ended December 31, 2025 compared to the three months ended September 30, 2025 primarily due to lower grade processed in the quarter. Revenue for the Quarter was $243.9 million, generated from 61,654 oz of gold sold at an average realized price of $3,956 per oz. Cash costs per oz sold and AISC per oz sold were 1,218 and 1,580, respectively.
For production, Nicaragua Operations exceeded 2025 Guidance, with production of 262,025 ounces compared to 2025 Guidance of 200,000 - 250,000 ounces of gold.
The Nicaragua Operation’s sustaining expenditures were lower than 2025 Guidance due to updated mining sequences driving different development priorities. Non-sustaining expenditures were higher than 2025 Guidance as growth mining development was prioritized.
Exploration and Development
During the Quarter, the Company initiated a multi-rig drill program and completed 16,594 m of diamond drilling (a total of 124,314 m for the year ended December 31, 2025 including the period before the Calibre Acquisition). El Limon Mine continues to yield high-grade drilling results demonstrating the extension of gold mineralization in three areas of the property: adjacent to the operating Panteon underground mine, along the multi-kilometre VTEM Gold Corridor and along trend of the past-producing Talavera mine. Exploration expenditures at the Nicaragua Operations for the Quarter was $3.9 million and was $13.0 million for the period from June 17 to December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three months and year ended December 31, 2025

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Ore mined and stacked on leach pad	kt	667	780	—	6,193	6,681
Waste mined	kt	11,337	11,663	13,348	43,604	49,076
Open pit strip ratio	w:o	17.00	14.95	—	7.04	7.35
Average gold grade stacked to leach pad	g/t	0.25	0.24	—	0.51	0.33
Gold produced	oz	14,761	27,642	17,129	85,998	71,984
Gold sold	oz	14,599	27,882	17,273	85,970	73,664
Financial data
Revenue(2)	M$	60.0	90.2	45.5	286.8	173.1
Cash costs(1)	M$	21.4	37.2	23.1	115.6	92.7
Sustaining capital(1)	M$	13.6	14.4	0.2	40.5	0.6
Reclamation expenses (recoveries)	M$	0.3	1.8	0.7	5.9	2.8
Total AISC(1)	M$	35.3	53.4	24.0	162.0	96.1
AISC contribution margin(1)	M$	24.7	36.9	21.4	124.7	76.9
Non-sustaining expenditures	M$	2.6	0.2	22.7	11.5	41.1
Unit analysis
Realized gold price per oz sold	$/oz	4,111	3,236	2,634	3,336	2,350
Cash costs per oz sold(1)	$/oz	1,465	1,333	1,337	1,345	1,259
AISC per oz sold(1)	$/oz	2,417	1,913	1,392	1,885	1,306
Mining cost per tonne mined	$/t	1.74	1.79	1.71	1.70	1.47
Processing cost per tonne processed	$/t	15.34	13.99	—	7.08	6.82
G&A cost per tonne processed	$/t	5.94	9.08	—	3.46	2.91
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver by-product credits.
Q4 2025 Analysis
Production
Production was 14% lower in the three months ended December 31, 2025 compared with the same period of 2024 due to elevated production levels in Q4 2024 from residual leaching. Production was 19% higher in the year ended December 31, 2025 compared to 2024 due to the impact of reaching the major ore source of the Ginger pit in March 2025 which had a higher grade than material mined in 2024, with 78,560 recoverable ounces stacked in 2025 compared to 41,152 recoverable ounces stacked in 2024.
Mining unit costs were 16% higher for the year ended December 31, 2025 compared to the same period in 2024 due to higher maintenance costs as Mesquite’s mobile equipment fleet began a planned major overhaul cycle in 2025.
Processing unit costs were 4% higher for the year ended December 31, 2025 compared to the same period in 2024 primarily due to the impact of the decrease in tonnes stacked in 2025. There were no tonnes stacked in the three months ended December 31, 2024.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Cash costs per oz sold was 10% higher for the three months ended December 31, 2025 compared to the same period in 2024 due to lower gold sales during the Quarter. Cash costs per oz sold was 7% higher for the year ended December 31, 2025 compared to the same period in 2024 due to the impact of higher opening carrying cost per recoverable ounce in inventory in 2025 compared to 2024.
AISC per oz sold was 74% and 44% higher for the three months and year ended December 31, 2025, respectively, compared with the same periods in 2024, primarily due to the impact of the Brownie 4 capitalized stripping in 2025 reflected in AISC per ounce sold in the period incurred, while in 2024 the Ginger capitalized stripping was classified as non-sustaining.
Sustaining capital expenditures for the three months and year ended December 31, 2025 were $13.6 million and $40.5 million, respectively, primarily related to capital stripping which commenced in the Brownie 4 pit.
Non-sustaining expenditures for the three months and year ended December 31, 2025 were $2.6 million and $11.5 million, respectively, primarily related to capitalized stripping in the Ginger pit and capitalized exploration.
Mesquite’s production of 85,998 ounces compared to production guidance of 85,000 - 95,000 ounces of gold. Mesquite’s cash costs were higher than 2025 Guidance, with cash costs of $1,345 per oz compared to guidance of $1,200 - $1,300 per oz sold due to lower reconciliation of recoverable ounces in the Ginger pit and a decrease in capitalized stripping. AISC was within 2025 Guidance, with AISC of $1,885 per oz was within 2025 Guidance of $1,800 - $1,900 per oz sold.
Non-sustaining capital was lower than 2025 Guidance due to lower capitalized stripping as the Ginger pit over-reconciled on ore tonnes. Exploration expenditures were higher than 2025 Guidance due to costs associated with drilling in the northwest Ginger deposit.
Exploration and Development
Exploration activities at Mesquite during the Quarter focused on near‑mine resource expansion and delineation, with 15,930 metres of RC drilling completed in the western and central‑north areas of the mine, total drilling in 2025 to 18,584 metres. In addition, 1,198 metres of geo‑metallurgical core drilling were completed in the Vista pit area to refine oxidation boundaries and recovery models. Exploration expenditures totaled $2.6 million for the Quarter and $3.7 million for the year ended December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Pan Mine, Nevada, USA
Equinox Gold acquired the Pan Mine on June 17, 2025 in the Calibre Acquisition and sold it on October 1, 2025. Pan is an open pit, heap leach gold mine located southeast of Eureka, Nevada, and has been in continuous production since 2017.
Operating and financial results

		Three months ended	Period from		Nine months ended
Operating data	Unit	September 30 2025	June 17 to 30, 2025 (1)	June 17 to September 30, 2025	September 30, 2025 (2)
Ore mined and stacked on leach pad	kt	1,166	191	1,357	3,541
Waste mined	kt	2,881	364	3,245	8,660
Open pit strip ratio	w:o	2.47	1.90	2.39	2.45
Average gold grade stacked to leach pad	g/t	0.37	0.50	0.38	0.35
Gold produced	oz	10,797	1,080	11,877	26,138
Gold sold	oz	10,746	1,079	11,825	26,086
Financial data
Revenue(4)	M$	37.9	3.6	41.5	N/A
Cash costs(3)	M$	17.1	1.8	18.9	N/A
Reclamation and exploration expenses	M$	0.3	0.1	0.4	N/A
Total AISC(3)	M$	17.4	1.9	19.3	N/A
AISC contribution margin(3)	M$	20.5	1.7	22.2	N/A
Non-sustaining expenditures	M$	6.1	1.0	7.1	N/A
Unit analysis
Realized gold price per oz sold	$/oz	3,528	3,323	3,510	N/A
Cash costs per oz sold(3)	$/oz	1,592	1,654	1,597	N/A
AISC per oz sold(3)	$/oz	1,619	1,737	1,629	N/A
Mining cost per tonne mined	$/t	2.69	2.63	2.68	N/A
Processing cost per tonne processed	$/t	4.01	3.79	3.98	N/A
G&A cost per tonne processed	$/t	1.13	1.12	1.13	N/A
(1)Pan was acquired as part of the Calibre Acquisition. As such, comparative figures for quarters prior to the Calibre Acquisition are not presented.
(2)The operating data presented in this column includes operating results for Pan for the entire nine months ended September 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025 until it was sold on October 1, 2025. As Equinox Gold is not entitled to the economic benefits of Pan prior to the completion of the Calibre Acquisition, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver by-product credits.

Q4 2025 Analysis
Production
Since Pan was sold on October 1, 2025, there is no gold production for Q4 2025.
Gold production from Pan for the period from June 17, 2025 to December 31, 2025 was 11,877 ounces. Revenue in the same period was $41.5 million with 11,825 gold ounces sold at an average realized price of $3,510 per oz. Cash costs and AISC per oz sold were $1,597 and $1,629, respectively.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Discontinued Operations - Brazil
Discontinued operations includes the Aurizona Mine, the Bahia Complex, and the RDM Mine, located in Brazil.
Operating and financial results for the three and twelve months ended December 31, 2025

		Three months ended			Year ended
Operating data	Unit	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Gold produced	oz	73,745	67,629	78,912	258,905	247,311
Gold sold	oz	73,834	69,119	81,294	258,890	249,332
Financial data
Revenue(2)	M$	305.7	234.2	215.1	889.9	599.9
Cash costs(1)	M$	130.9	107.0	112.1	430.6	391.3
Sustaining capital(1)	M$	40.4	29.3	21.9	117.4	82.7
Sustaining lease payments	M$	3.3	3.2	1.4	10.9	5.3
Reclamation expenses	M$	2.3	2.5	1.3	7.6	4.7
Total AISC(1)	M$	177.0	142.0	136.7	566.5	484.0
AISC contribution margin(1)	M$	128.7	92.2	78.4	323.3	116.0
Non-sustaining expenditures	M$	10.4	4.8	4.4	29.2	25.2
Unit analysis
Realized gold price per oz sold	$/oz	4,140	3,388	2,646	3,437	2,406
Cash costs per oz sold(1)	$/oz	1,773	1,548	1,379	1,663	1,569
AISC per oz sold(1)	$/oz	2,397	2,054	1,682	2,188	1,941
Mining cost per tonne mined - open pit	$/t	2.91	2.60	2.44	2.85	2.72
Mining cost per tonne mined - underground	$/t	46.44	44.07	28.06	41.42	33.81
Processing cost per tonne processed	$/t	16.65	15.27	13.84	15.77	15.54
G&A cost per tonne processed	$/t	7.71	5.93	4.83	5.95	5.31
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver by-product credits.
Q4 2025 Analysis
Production
Production from Brazil Operations were 7% lower in the three months ended December 31, 2025 compared with the same period in 2024, driven by lower grades across all the sites. Production was 5% higher in the year ended December 31, 2025, compared to 2024, due to more consistent operations in 2025. In 2024, Aurizona’s operations were temporarily suspended for eight weeks from Q2 to early Q3, whereas Aurizona operated continuously in 2025. In addition, permitting delays in 2024 at RDM limited access to better grade ore, and Santa Luz had lower recoveries during 2024.
Cash costs per oz sold were 29% higher for the three months ended December 31, 2025 compared with the same period in 2024, due to lower ounces sold and higher mining costs driven mainly by an increase in open pit mining contract rates. Cash costs for the year ended December 31, 2025 were relatively consistent with the same period in 2024.
AISC per oz sold were 43% and 13% higher for the three months and year ended December 31, 2025 compared with the same periods in 2024, due to higher cash costs and higher sustaining spend in the Bahia Complex with capitalized stripping, underground mine development and exploration activity classified as sustaining in 2025.
Sustaining capital expenditures for the three months and year ended December 31, 2025 were $40.4 million and $117.4 million, respectively, primarily related to capital stripping and underground mine development across all sites, Fazenda underground exploration, and spending on phase 2 of the dry stack TSF construction in 2025 at RDM.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

Non-sustaining expenditures for the three months and year ended December 31, 2025 were $10.4 million and $29.2 million, respectively, primarily related to engineering studies on a portal and underground development at Aurizona, and capitalized stripping at RDM.
Production of 258,905 ounces compared to 2025 Guidance of 250,000 - 270,000 ounces of gold. Brazil’s cash costs were lower than 2025 Guidance, with cash costs per oz sold of $1,663 per oz compared to guidance of $1,725 - $1,825 per oz, driven by higher production at the same level of spend. AISC was lower than 2025 Guidance, with AISC of $2,188 per oz compared to guidance of $2,275 - $2,375 per oz, primarily driven by lower cash costs and delays in spending on the Tatajuba tailings project and land acquisition at Aurizona.
Exploration and Development
Exploration drilling during the three months ended December 31, 2025 totaled 28,011 metres, primarily focused on delineating and expanding near‑mine resources. Regional exploration programs were completed early in the Quarter, after which activities transitioned to data consolidation and drone‑based geophysical surveys to support future target generation.
A total of 1,168 metres of core drilling was completed on regional targets at Aurizona during the Quarter, contributing to 6,580 metres of regional drilling across Brazil Operations in 2025. Resource conversion and expansion drilling totaled 24,620 metres at Fazenda and 2,223 metres at RDM during Q4 2025, bringing total resource conversion and expansion drilling across Brazil Operations for the year to 96,944 metres, and 103,525 metres in combination with regional programs. Total Brazil Operations exploration expenditures for the three months and year ended December 31, 2025 were $7.7 million and $19.2 million, respectively.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

DEVELOPMENT PROJECTS
Valentine Phase 2 Expansion, Canada
The Company is actively advancing Phase 2 studies and engineering for the Valentine Phase 2 expansion, aimed at significantly increasing processing throughput. The expansion targets an increase from the current design capacity of approximately 2.5 million tonnes per year to more than 4.5 million tonnes per year, which is expected to increase annual production by approximately 25%. Completion of a feasibility study is targeted for the end of the first quarter of 2026, following which the Company expects to seek approval from its Board of Directors to advance the Phase 2 expansion. The Phase 2 expansion is expected to result in an approximately 25% increase in gold production, to an estimated range of 225,000 to 250,000 ounces per year.

Castle Mountain Expansion, California, USA
Based on a 2021 feasibility study, the expanded operations at Castle Mountain (the “Castle Mountain Expansion”) are expected to produce over 200,000 ounces of gold per year for an initial 14-year mine life. The Company expects to issue an updated feasibility study in the second half of 2026.
In June 2025, the Castle Mountain Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination and increase transparency, all of which is expected to reduce permitting timelines and enhance regulatory certainty.
2025 Update and Outlook
The Company continued to focus on advancing the engineering work for the Castle Mountain Expansion during 2025. During 2026, the Company plans to advance detailed engineering and environmental studies. An investment decision is expected during the first half of 2027 and is subject to a positive federal permitting decision, the receipt of county and state permits, and approval from the Company’s Board of Directors. A site tour and the public scoping meeting with Bureau of Land Management, San Bernardino County, and SWCA Environmental Consultants was held in November 2025. The federal permitting process is expected to be completed in December 2026.
Los Filos Expansion, Guerrero, Mexico
On April 1, 2025, the Company announced the indefinite suspension of operations at Los Filos due to the expiration of the land access agreement on March 31, 2025 with one of the three Los Filos host communities. Equinox gold previously outlined plans to expand Los Filos operations and extend mine life in a feasibility study that was predicated on construction of a CIL plant commencing in 2023 on the land of such community. As a long-term agreement has not yet been reached with the third community, operations at Los Filos remain indefinitely suspended. Equinox Gold is respectful of the community's decision and remains open to dialogue.
On June 30, 2025, the Company ratified the signature of new land access agreements with Mezcala and Xochipala, the two other communities near Los Filos. These long-term agreements enable a new mine development project, which started with an exploration program in Q3 2025 and are expected to be followed by engineering studies to review alternative locations for the CIL plant. The timing and amount of investment of the development project will be determined considering the results of these studies, the operating stability in the region, receipt of amended environmental permits, market conditions, and the availability and cost of capital.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox had eight lost-time injuries during the Quarter and 23 lost-time injuries during 2025. The Company’s LTIFR was 1.00 per million hours worked for the Quarter and 0.71 for the year ended December 31, 2025. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.63 for the Quarter per million hours worked and 1.69 per million hours worked for the year ended December 31, 2025, below the Company’s 2025 TRIFR target of 2.85 per million hours worked, reflecting continued progress in safety performance.
Environment
The Company’s SEIFR was 0.00 per million hours worked for the year-ended December 31, 2025, compared to the target of 1.20 per million hours worked for calendar year 2025. During Q4 2025 and the year ended December 31, 2025, there were no significant environmental incidents as defined by the Company’s environmental standards.

SUSTAINABILITY
During 2025, the Company continued to implement community investment and engagement programs across all operating regions, focusing on health and safety, education, infrastructure, local economic and social development.
In Canada, the Company supported local communities through sponsorships of organizations and events ranging from health care to sports, and public safety around mining. The Company also engaged with Indigenous groups, and advanced diversity and inclusion initiatives through awareness campaigns and workshops.
In the United States, engagement focused on ongoing consultation with traditional tribes in the area, support for exploration activities at Mesquite, and continuing to build on strong community support through community participation and contributions to regional education, economic and cultural programs.
In Mexico, the Company supported agricultural, entrepreneurship and social projects, expanded environmental monitoring, provided technical assistance to farmers, and opened a new Community Liaison Office, while maintaining dialogue with local communities about land use agreements and future mine development.
In Nicaragua, initiatives included road safety education, support for infrastructure, agriculture, health and education programs, and collaborative projects with local authorities to improve water systems and roads.
In Brazil, the Company prioritized community engagement, education, infrastructure, and social development through partnerships with local governments, support for schools and community events, health and safety initiatives and entrepreneurship programs to drive local economic development.
Sustainability Reporting
In Q4 2025, the Company launched its 2025 sustainability data collection campaign. The Company received an S&P Global Corporate Sustainability Assessment score of 49/100 points compared to 52 in the previous year. This score places Equinox Gold in the top quartile of the industry and above the average score of 33/100 of the Metal and Mining subgroup. In the ISS ESG Corporate Rating, the Company scored a C in 2025 compared to C- in the previous year.

CORPORATE
Calibre Acquisition
On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre based on an exchange ratio of 0.35 Equinox Gold common share for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal property acquired by the Company in the Calibre Acquisition was Valentine. In addition, the Company acquired Nicaragua Operations and the Pan Mine.
At the transaction date, all outstanding stock options of Calibre were replaced with Equinox Gold stock options and the outstanding warrants and convertible notes of Calibre issued in March 2025 (the “2025 Convertible Notes”) became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CORPORATE (CONTINUED)
In advance of closing of the Calibre Acquisition, the Company participated in Calibre’s private placement convertible note financing and, on March 4, 2025, purchased a convertible note with a principal amount of $40.0 million. In connection with the private placement, the Company received 8.8 million common share purchase warrants of Calibre for no additional consideration. The warrants, along with the convertible note, were effectively settled upon closing of the Calibre Acquisition.
Total consideration transferred for the Calibre acquisition was $1,969.1 million. In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.
Sprott Loan
As part of the Calibre Acquisition, the Company assumed the Sprott Loan which was secured by Calibre for the financing of Valentine construction. Upon completion of the Calibre Acquisition, the Sprott Loan had a principal amount of $285.4 million. During the year ended December 31, 2025, the Company repaid $25.1 million of this outstanding principal.
At December 31, 2025, the carrying amount of the Sprott Loan was $281.9 million.
On January 23, 2026, the Company repaid the outstanding principal under the Sprott Loan in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the amount prepaid from the date of prepayment to June 30, 2026.
In addition, the Sprott Loan was subject to an additional payment of $27.2 million, which was payable in monthly instalments of $0.4 million commencing on July 31, 2025. Pursuant to the terms of the Sprott Loan, the remaining balance of the additional payment of $25.1 million was paid in full by the Company on January 23, 2026 when the Sprott Loan was prepaid in full.
2025 Convertible Notes
As part of the Calibre Acquisition, the Company assumed the 2025 Convertible Notes issued by Calibre in March 2025 to parties other than the Company. The assumed 2025 Convertible Notes are denominated in CAD with a principal amount of C$49.7 million ($34.3 million) as of the acquisition date. The 2025 Convertible Notes are unsecured, mature on March 4, 2030 and bear interest at 5.5% per annum, payable quarterly in arrears. At any time prior to maturity, the 2025 Convertible Notes are convertible at the holder’s option into common shares of the Company at a conversion price of C$12.14 per common share.
In the event of a change of control of the Company, the holders of the 2025 Convertible Notes may require the Company to, within 30 days following the change of control, repay the 2025 Convertible Notes at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest on the redemption date. The Company may also, upon such change of control, prepay any portion of the principal amount outstanding using the same redemption formula as described above on the principal amount being repaid.
Credit Facility
On July 31, 2025, the Company increased the Revolving Facility from $700.0 million to $850.0 million and extended its maturity date from July 28, 2026 to July 31, 2029. The Term Loan maturity date was also extended from May 13, 2027 to July 31, 2029. The $100.0 million accordion feature was increased to a maximum of $350.0 million upon full repayment of the Term Loan. Other terms and conditions were amended, including reducing the applicable interest margin and credit spread and certain of the financial covenants were amended, including a reduction in the interest coverage ratio and removal of both the minimum liquidity and minimum tangible net worth requirements.
The Company subsequently fully repaid and terminated the Term Loan on January 23, 2026 and paid $115.0 million of the Revolving Facility on January 30, 2026, leaving $334.6 million of the Revolving Facility undrawn.
The Company recognized a modification gain of $13.0 million in other (expense) income in relation to amending the Revolving Facility and Term Loan.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CORPORATE (CONTINUED)
Conversion of 2020 Convertible Notes
In August 2025, the 2020 Convertible Notes were fully converted into common shares of the Company. The Company issued 21.4 million common shares on conversion of the 2020 Convertible Notes and reclassified the carrying amount of the financial liability of $139.3 million and conversion option of $10.1 million that was previously included in reserves to share capital.
Sale of Nevada Assets
On October 1, 2025, the Company completed the Nevada Asset Sale and received consideration of $136.5 million, composed of:
•$98.4 million in cash;
•$8.6 million in promissory note receivable; and
•96.8 million common shares of Minera Alamos, representing 9.15% of the issued and outstanding common shares of Minera Alamos on the closing date.
The cash consideration received reflects the post-closing working capital adjustments pursuant to the share purchase agreement. The promissory note receivable matured and was paid by Minera Alamos on January 1, 2026. The fair value of the Minera Alamos common shares received of $29.5 million was determined based on Minera Alamos’ quoted common share price of C$0.42 ($0.31) per share on the closing date of the Nevada Assets Sale. The common shares of Minera Alamos were consolidated on a 10:1 basis on January 5, 2026. In February 2026, the Company sold its 9.7 million common shares held on a post-consolidation basis for gross proceeds of C$56.1 million ($41.1 million).
Sale of Brazil Operations
On December 13, 2025, the Company entered into a share purchase agreement with a third-party group (the “Buyer”) to sell the Company’s 100% interest in the Brazil Operations. The Brazil Sale Transaction closed on January 23, 2026. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments.
In addition to the cash received on closing, the Company is entitled to additional production-linked contingent consideration of up to $115.0 million payable on January 23, 2027, based on the number of gold ounces produced by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenues from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
In connection with the Brazil Sale Transaction, the Company has provided certain indemnities to the Buyer, including those relating to pre-closing taxes and environmental and litigation matters.
The Brazil Operations, being a component of the Company that represents a separate major geographical area of operations of the Company, has been presented as a discontinued operations for the year ended December 31, 2025. Prior periods have been restated to conform with the current presentation.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS
Net income from All Operations for Q4 2025 was $197.5 million (Q4 2024 - $28.3 million) and for the year ended December 31, 2025 was $221.5 million (year ended December 31, 2024 - $339.3 million).
Net income from continuing operations for Q4 2025 was $82.3 million (Q4 2024 - net loss of $29.6 million) and for the year ended December 31, 2025 was net loss of $18.9 million (year ended December 31, 2024 - net income of $260.3 million).
The higher net income from All Operations in Q4 2025 compared to Q4 2024, which includes net income from the Brazil Operations, was driven primarily by the increase in average realized gold price, partially offset by lower gold ounces sold driven by lower grades across all the sites.
The higher net income from continuing operations in Q4 2025 compared to Q4 2024 is primarily due to the impact of the ramp up of Greenstone’s operations following reaching commercial production in November 2024, contributions from the Nicaragua Operations and Valentine following the close of the Calibre Acquisition in June 2025, and an increase in the average realized gold price.
The net loss from continuing operations for the year ended December 31, 2025 compared to net income from continuing operations for the same period in 2024 is primarily due to a decrease in other income, driven by the impact of remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, and increases in finance expense and care and maintenance expense at Los Filos in 2025. These variances were partially offset by higher income from mine operations due to the same factors mentioned for Q4 2025 compared to Q4 2024.
The lower net income for the year ended December 31, 2025 compared to the same period in 2024 is impacted by the factors described in net income from continuing operations and is offset partially by higher net income from the Brazil Operations, which was primarily due to the increase in average realized gold price in 2025 compared to 2024.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
Selected financial results for the three months and year ended December 31, 2025 and 2024

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2025	December 31, 2024 (1)	December 31, 2025	December 31, 2024 (1)
Continuing operations
Revenue	$681.4	$359.4	$1,817.2	$912.8
Cost of sales
Operating expense	(239.3)	(220.7)	(834.6)	(596.9)
Depreciation and depletion	(99.8)	(42.9)	(339.7)	(109.8)
Income from mine operations	342.3	95.8	642.9	206.1
Care and maintenance expense	(22.1)	(0.6)	(95.0)	(0.6)
Exploration and evaluation expense	(1.4)	(0.4)	(10.9)	(1.6)
General and administration expense	(26.5)	(12.6)	(104.7)	(52.2)
Income from operations	292.5	82.3	432.3	151.7
Finance expense	(39.5)	(36.7)	(179.3)	(91.3)
Finance income	3.6	1.5	10.9	7.1
Other income (expense)	(80.8)	(42.3)	(132.6)	465.8
Net income before income taxes from continuing operations	175.7	4.8	131.4	533.3
Income tax (expense)	(93.4)	(34.4)	(150.2)	(273.0)
Net income (loss) from continuing operations	82.3	(29.6)	(18.9)	260.3

Discontinued operations
Net income from discontinued operations	115.2	57.9	240.3	79.0
Net income	197.5	28.3	221.5	339.3

Net income (loss) per share attributable to Equinox Gold shareholders - continuing operations
Basic	$0.10	$(0.07)	$(0.03)	$0.65
Diluted	$0.10	$(0.07)	$(0.03)	$0.59

Net income per share attributable to Equinox Gold shareholders	$0.25	$0.06	$0.35	$0.85
Basic	$0.25	$0.06	$0.35	$0.75
Diluted
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.
Income from Mine Operations
Revenue from continuing operations for Q4 2025 was $681.4 million (Q4 2024 - $359.4 million) on sales of 168,558 ounces of gold (Q4 2024 - 136,384 ounces). Revenue from continuing operations for the year ended December 31, 2025 was $1,817.2 million (year ended December 31, 2024 - $912.8 million) on sales of 519,671 ounces of gold (year ended December 31, 2024 - 374,246 ounces). Revenue from continuing operations increased by 90% and 99% for the three months and year ended December 31, 2025 compared to the same periods in 2024 due to increases of 53% and 43% respectively, in the average realized gold price per ounce sold and increases of 24% and 39%, respectively, in gold ounces sold.
Gold ounces sold for the three months and year ended December 31, 2025 were higher compared to the same periods in the prior year, primarily due to increased contribution of gold sold ounces from Nicaragua Operations following the Calibre Acquisition and higher production at Greenstone as its ramp up continues after it achieved first gold pour on May 22, 2024, offset partially by a reduction in gold ounces sold at Los Filos which was not in operation after March 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
Operating expense from continuing operations in Q4 2025 was $239.3 million (Q4 2024 - $220.7 million) and for the year ended December 31, 2025 was $834.6 million (year ended December 31, 2024 - $596.9 million). Operating expense in Q4 2025 increased 8% compared to Q4 2024 primarily due to additions related to Nicaragua Operations and Valentine following the Calibre Acquisition, offset partially by lower operation expense at Los Filos due to the impact of suspending operations on April 1, 2025. Operating expense for the year ended December 31, 2025 increased by 40% compared to the same period in 2024 primarily due to additions related to Nicaragua Operations and Valentine following the Calibre Acquisition and also due to the impact of Greenstone reaching commercial production in November 2024, offset partially by a decrease at Los Filos following the suspension of operations on April 1, 2025.
Depreciation and depletion from continuing operations in Q4 2025 was $99.8 million (Q4 2024 - $42.9 million) and for the year ended December 31, 2025 was $339.7 million (year ended December 31, 2024 - $109.8 million). The increase for the three months and year ended December 31, 2025 compared to the same periods in 2024 was primarily due to the contribution of depreciation and depletion at the Nicaragua Operations following the Calibre Acquisition and Valentine and Greenstone after reaching commercial production in November 2025 and November 2024, respectively.
General and Administration
General and administration expense from continuing operations in Q4 2025 was $26.5 million (Q4 2024 - $12.6 million) and for the year ended December 31, 2025 was $104.7 million (year ended December 31, 2024 - $52.2 million). The increase for the three months and year ended December 31, 2025 compared to the same periods in 2024 was primarily due to costs associated with the Calibre Acquisition, including professional fees and an increase in corporate office personnel, as well as an increase in share-based compensation expense, primarily due to an increase in the Company’s share price during 2025.
Finance Expense
Finance expense from continuing operations in Q4 2025 was $39.5 million (Q4 2024 - $36.7 million). Finance expense for the year ended December 31, 2025 was $179.3 million (year ended December 31, 2024 - $91.3 million). The increase for the year ended December 31, 2025 compared to the same period in 2024 was primarily due to the cessation of capitalizing interest at Greenstone and Valentine following commercial production in November 2024 and 2025, respectively.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
Other Income (Expense)
Other expense for Q4 2025 was $80.8 million (Q4 2024 - other expense of $42.3 million) and for the year ended December 31, 2025 was other expense of $132.6 million (year ended December 31, 2024 - other income of $465.8 million).
The following table summarizes the significant components of other income (expense):

	Three months ended		Year ended
$’s in millions	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Change in fair value of foreign exchange contracts	$0.7	$(42.8)	$70.0	$(62.7)
Change in fair value of gold contracts	(21.1)	5.4	(88.6)	(40.0)
Change in fair value of Greenstone Contingent Consideration	(11.7)	(0.6)	(49.1)	(23.2)
Change in fair value of 2025 Convertible Notes conversion option	(10.6)	—	(29.4)	—
Change in fair value of Equinox Gold warrant liability	(10.7)	—	(31.4)	—
Foreign exchange loss	(5.4)	(2.5)	(6.1)	(4.3)
Change in fair value of Bear Creek Convertible Note	(19.9)	(1.4)	(10.3)	3.9
Gains on modification of debt	—	—	13.0	5.4
Gain on remeasurement of previously held interest in Greenstone	—	—	—	579.8
Other income (expense)	(2.2)	(0.5)	(0.8)	7.0
Total other income (expense)	$(80.8)	$(42.3)	$(132.6)	$465.8
The change in fair value of foreign exchange contracts for Q4 2025 was a gain of $0.7 million (Q4 2024 - loss of $42.8 million) and for the year ended December 31, 2025 was a gain of $70.0 million (year ended December 31, 2024 - loss of $62.7 million). The gains recognized in Q4 2025 and year ended December 31, 2025 were primarily due to a strengthening of the BRL, MXN and CAD compared to the USD. The losses recognized for Q4 2024 and the year ended December 31, 2024 were primarily due to the impact of the weakening of the BRL, MXN and CAD relative to the USD during those periods.
The change in fair value of gold contracts for Q4 2024 was a loss of $21.1 million (Q4 2024 - gain of $5.4 million) and for the year ended December 31, 2025 was a loss of $88.6 million (year ended December 31, 2024 - loss of $40.0 million). The losses recognized for the three months and year ended December 31, 2025 related to gold collar contracts entered into during 2023 and 2024. The changes in fair value of gold contracts in both 2024 and 2025 were driven by changes in the forward gold price relative to the gold contract strike price.
The change in the fair value of Greenstone contingent consideration derivative liability assumed on acquisition of Greenstone (“Greenstone Contingent Consideration”) for Q4 2025 was a loss of $11.7 million (Q4 2024 - loss of $0.6 million). The loss in Q4 2025 was higher than Q4 2024 due to the impact of a larger increase in the average forward gold price in Q4 2025 compared to Q4 2024.
The change in the fair value of Greenstone Contingent Consideration for the year ended December 31, 2025 was a loss of $49.1 million (year ended December 31, 2024 - loss of $23.2 million). The loss for the year ended December 31, 2025 was higher than the same period in 2024 due to the impact of the increase in the number of ounces to be delivered as a result of the acquisition of the remaining 40% interest in Greenstone in May 2024 and a larger increase in the average forward gold price in Q4 2025 compared to Q4 2024.
The change in the fair value of Equinox Gold warrant liability for the year ended December 31, 2025 relates to the change in fair value of the Sprott Loan and the 2025 Convertible Notes, driven by an increase in the Company’s share price after the Calibre Acquisition.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
The gain on modification of debt for the year ended December 31, 2025 relates to the modification of the Credit Facility. Refer to the Corporate section of this document for details of the modification.
Income Tax (Expense)
In Q4 2025, the Company recognized a tax expense of $93.4 million (Q4 2024 - tax expense of $34.4 million) and for the year ended December 31, 2025 recognized a tax expense of $150.2 million (year ended December 31, 2024 - tax expense of $273.0 million).
The tax expense for Q4 2025 and year ended December 31, 2025 primarily resulted from profitable operations in Canada, US, and Nicaragua and the impact of a settlement with the tax authority in Mexico for the 2017 tax year, offset partially by a tax recovery resulting from foreign exchange gains due to the strengthening of the MXN, which increased the benefit associated with tax base denominated in that currency, as well as the impact of the amortization of fair value adjustments on Calibre’s mineral properties and inventory.
The tax expense for the year ended December 31, 2024 primarily resulted from the remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. The tax expense for Q4 2024 and the year ended December 31, 2024 was driven by profitable operations in the US, Brazil and Mexico and the impact of the weakening of MXN reducing the benefit associated with the tax base denominated in that currency.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
Selected Annual Information

$ amounts in millions, except per share amounts	Year ended December 31,
	2025	2024(1)	2023(1)
Revenue	$1,817.2	$912.8	$694.9
Net income attributable to Equinox Gold shareholders	221.5	339.3	167.2
Basic income per share attributable to Equinox Gold shareholders	0.35	0.85	0.09
Diluted income per share attributable to Equinox Gold shareholders	0.35	0.75	0.09
Total assets	10,535.4	6,713.6	4,350.4
Total non-current liabilities	3,478.1	2,627.0	1,371.9
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2025:

$ amounts in millions, except per share amounts	December 31, 2025	September 30, 2025(1)	June 30, 2025(1)	March 31, 2025(1)
Continuing operations
Revenue	$681.4	$584.3	$285.8	$265.7
Cost of sales
Operating expense	(239.3)	(266.0)	(133.2)	(196.1)
Depreciation and depletion	(99.8)	(136.4)	(52.7)	(50.8)
Income from mine operations	342.3	181.9	99.9	18.8
Care and maintenance expense	(22.1)	(27.7)	(35.3)	(9.9)
Exploration and evaluation expense	(1.4)	(8.0)	(0.8)	(0.7)
General and administration expense	(26.5)	(35.4)	(25.5)	(17.4)
Income (loss) from operations	292.5	110.7	38.4	(9.2)
Finance expense	(39.5)	(49.4)	(43.9)	(46.4)
Finance income	3.6	3.2	2.4	1.8
Other income (expense)	(80.8)	(41.6)	5.4	(15.7)
Net income (loss) before taxes from continuing operations	175.7	23.0	2.3	(69.5)
Income tax (expense)	(93.4)	(17.2)	(30.7)	(9.0)
Net income (loss) from continuing operations	$82.3	$5.8	$(28.4)	$(78.5)

Discontinued operations
Net income from discontinued operations	115.2	69.8	52.3	3.0
Net income (loss)	$197.5	$75.6	$23.8	$(75.5)

Net income (loss) per share - continuing operations
Basic	$0.10	$0.01	$(0.06)	$(0.17)
Diluted	$0.10	$0.01	$(0.06)	$(0.17)

Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.25	$0.10	$0.05	$(0.17)
Diluted	$0.25	$0.10	$0.05	$(0.17)
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information

$ amounts in millions, except per share amounts	December 31, 2024(1)	September 30, 2024(1)	June 30, 2024(1)	March 31, 2024(1)
Continuing operations
Revenue	$359.4	$279.5	$160.8	$113.2
Cost of sales
Operating expense	(220.6)	(172.2)	(118.5)	(85.5)
Depreciation and depletion	(42.9)	(27.6)	(21.2)	(18.2)
Income from mine operations	95.9	79.7	21.0	9.5
Care and maintenance expense	(0.6)	—	—	—
Exploration and evaluation expense	(0.4)	(0.8)	(0.2)	(0.2)
General and administration expense	(12.6)	(13.2)	(12.5)	(13.9)
Income (loss) from operations	82.4	65.6	8.3	(4.6)
Finance expense	(36.7)	(18.8)	(19.7)	(16.1)
Finance income	1.5	1.7	2.0	1.8
Other income (expense)	(42.4)	(27.8)	553.9	(17.8)
Net income (loss) before taxes	4.8	20.7	544.5	(36.7)
Income tax (expense)	(34.4)	(36.4)	(197.2)	(5.0)
Net income (loss)	$(29.6)	$(15.7)	$347.3	$(41.7)

Discontinued operations
Net income (loss) from discontinued operations	57.9	16.0	6.2	(1.1)
Net income (loss)	$28.3	$0.3	$353.5	$(42.8)

Net income (loss) per share - continuing operations
Basic	$(0.07)	$(0.04)	$0.88	$(0.13)
Diluted	$(0.07)	$(0.04)	$0.74	$(0.13)

Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.06	$—	$0.90	$(0.13)
Diluted	$0.06	$—	$0.76	$(0.13)
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2025, the Company had financial, operating, and capital commitments of $797.1 million that require settlement within the next 12 months. At December 31, 2025, the Company had cash and cash equivalents of $407.4 million. During the year ended December 31, 2025, the Company amended the Credit Facility to increase the Revolving Facility from $700.0 million to $850.0 million and extend its maturity date from July 28, 2026 to July 31, 2029. The Term Loan maturity date was also extended from May 13, 2027 to July 31, 2029. The amount under the accordion feature was increased from $100.0 million to $350.0 million upon full repayment and cancellation of the Term Loan.
During the year ended December 31, 2025, the Company drew down $85.0 million under the Revolving Facility and repaid $50.0 million of the outstanding principal. At December 31, 2025, there was $219.6 million undrawn on the Revolving Facility (2024 – $104.6 million) and the Term Loan was fully drawn.
Upon receipt of cash proceeds on close of the Brazil Operations in January 2026, the Company: (i) fully repaid the $500.0 million Term Loan; (ii) paid $300.4 million to extinguish the Sprott Loan and related obligations; and (iii) paid down $115.0 million of the Revolving Facility reducing the drawn amount to $515.4 million and increasing the undrawn amount to $334.6 million.
Management believes the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
Working Capital
Cash and cash equivalents at December 31, 2025 were $407.4 million (December 31, 2024 - $239.3 million) and net working capital was $708.6 million (December 31, 2024 - $95.0 million). Working capital includes all assets and liabilities associated with the Brazil Sale Transaction as the Brazil Operations were classified as held for sale at December 31, 2025 (Assets held for sale: $928.3 million; Liabilities relating to assets held for sale: $230.7 million). Other significant components of working capital are described below.
Current inventories at December 31, 2025 were $369.8 million (December 31, 2024 - $417.5 million). The decrease was mainly due to inventories from the Brazil Operations being classified as assets held for sale and the reclassification of the carrying value of inventories at Los Filos from current inventories to other non-current assets as a result of the indefinite suspension of operations, offset partially by current inventories recognized as a result of the Calibre Acquisition.
Marketable securities at December 31, 2025 were $162.7 million (December 31, 2024 - $6.1 million). The increase was primarily due to the reclassification of the shares of Versamet Royalties Corporation (“Versamet”) from other non-current assets based on the timing of release of shares from escrow and is also due to the increase in Versamet’s share price.
Trade and other receivables at December 31, 2025 were $65.5 million (December 31, 2024 - $70.0 million). The following table summarizes the significant components of trade and other receivables:

	December 31, 2025	December 31, 2024
Trade receivables	$7,146	$3,943
VAT receivables	36,685	41,808
Income taxes receivable	4,679	5,275
Other receivables	16,958	19,009
	$65,468	$70,035
Current liabilities at December 31, 2025 were $1,262.0 million (December 31, 2024 - $689.1 million). The increase was mainly due to current liabilities assumed in connection with the Calibre Acquisition ($380.9 million at June 16, 2025). The overall increase in current liabilities was also due to the reclassification of non-current liabilities of the Brazil Operations to liabilities relating to assets held for sale, an increase in derivative liabilities, and reclassifications of amounts from non-current deferred revenue for deliveries in 2026 related to the gold sale and prepay arrangements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash Flow
Cash provided by operating activities for the year ended December 31, 2025 was $818.3 million (year ended December 31, 2024 - $372.2 million). The increase in cash provided by operating activities for the year ended December 31, 2025 compared to the same period in 2024 was primarily due to higher income from mine operations, primarily due to the contributions from Greenstone and Nicaragua, and higher gold prices.
Cash used in investing activities for the year ended December 31, 2025 was $458.7 million (year ended December 31, 2024 - $1,111.7 million). The decrease in cash used in investing activities for the year ended December 31, 2025 compared to the same period in 2024 is due to $744.1 million paid as partial consideration to acquire the remaining 40% interest in Greenstone in 2024 and the addition of $193.1 million of the acquisition-date cash balance of Calibre on June 17, 2025, partially offset by capital spending for the completion of the construction of Valentine of $211.2 million, proceeds received of $48.2 million related to the sale of the Company’s remaining investment in i-80 Gold Corp. in Q2 2024, and $40.0 million invested in Calibre convertible notes in Q1 2025.
Financing activities for the year ended December 31, 2025 used cash of $171.9 million (year ended December 31, 2024 - provided cash of $792.5 million). The increase in cash used in financing activities for the year ended December 31, 2025 compared to the same period in 2024 is primarily due to cash received in Q2 2024 through a $60.0 million draw on the Company’s Revolving Facility and $500.0 million received in connection with the Term Loan, net proceeds received from the issuance of shares in 2024 of $335.6 million and the repayment of loans and borrowings for the year ended December 31, 2025 of $81.5 million. These decreases were offset partially by the impact of draws of $85.0 million for the year ended December 31, 2025, on the Company’s Credit Facility.
Corporate Investments
At December 31, 2025, the Company’s corporate investments included the following:
•11.6 million shares of Versamet Royalties Corporation (“Versamet”) (TSX-V: VMET), representing approximately 12.4% of Versamet on a basic basis
•96.8 million(1) shares of Minera Alamos (TSX-V: MAI), representing approximately 8.93% of Minera Alamos on a basic basis, sold in February 2026 for gross proceeds of C$56.1 million ($41.1 million).
•38.3 million shares of Bear Creek Mining Corporation (“Bear Creek”) (TSX: BCM), representing approximately 13.1% of Bear Creek on a basic basis

(1) The common share of Minera Alamos were consolidated on a 10:1 basis on January 5, 2026.

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 788,281,919 shares issued and outstanding, 7,343,566 shares issuable under stock options and 4,371,161 shares issuable under restricted share units. The Company also has 31,470,442 shares potentially issuable on conversion of Convertible Notes and 3,075,273 shares issuable under share purchase warrants. The fully diluted outstanding share count at the date of this MD&A is 834,542,361.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at December 31, 2025, excluding those relating to the Brazil Operations:

$’s in thousands	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$294,169	$—	$—	$—	$—	$—	$294,169
Loans and borrowings(1)(4)	265,200	446,205	382,008	782,009	36,527	—	1,911,949
Derivative liabilities(2)	58,473	17	—	—	—	—	58,490
Lease liabilities(4)	30,707	26,428	19,472	12,477	22,732	5,827	117,643
Other financial liabilities(1)(3)(4)	51,860	53,735	53,017	40,888	24,678	1,886	226,064
Reclamation and closure costs(4)	4,859	15,408	21,171	10,871	5,616	332,188	390,113
Purchase commitments(4)	88,564	164	—	—	—	—	88,728
Other operating commitments(4)	3,225	3,225	3,225	3,225	51,227	—	64,127
Total	$797,057	$545,182	$478,893	$849,470	$140,780	$339,901	$3,151,283
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the equipment facilities.
(4)Amounts represent undiscounted future cash flows.
In January 2026, the Company fully repaid the $500 million Term Loan and paid $300.4 million to extinguish the Sprott Loan and related obligations and repaid $75 million of the amount drawn on the Revolving Facility. With these repayments subsequent to December 31, 2025, the commitments for Loans and borrowings outlined above are estimated to be reduced by the following amounts: $210 million (within 1 year), $370 million (within 1-2 years), $240 million (within 2-3 years) and $130 million (within 3-4 years).
Contingencies
The Company is a defendant in various lawsuits, and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters in the jurisdictions in which it operates. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At December 31, 2025, the Company’s provision for legal, environmental and other matters amounted to $10.3 million which was primarily included in liabilities relating to assets held for sale (2024 – $6.4 million included in other non-current liabilities).
At December 31, 2025, the Company had the following significant outstanding matters:
Tax
Mercedes Mine 2016 tax year audit
The Company sold the Mercedes Mine to a third party in 2022 and the sale agreement included tax indemnity provisions. The Mexican tax authority is currently auditing the 2016 tax year for the Mercedes Mine. As a final assessment has not been issued, the Company determined that no present obligation existed under the tax indemnity at December 31, 2025 and, accordingly, no provision was recognized. The amount and timing of any final assessment remain uncertain and may be subject to appeal.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

COMMITMENTS AND CONTINGENCIES (CONTINUED)
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 resulting in the overflow of a freshwater pond at the Aurizona site. The tailings facility and other infrastructure remained operational. Public civil actions have been filed against Mineração Aurizona S.A. (“MASA”) in the state and federal courts seeking various damages related to the rain event, and criminal proceedings have been initiated by the federal public prosecutor. The Company, together with its advisors, believes the public civil actions and criminal proceedings are without merit and that a cash outflow is not probable. Accordingly, no provision has been recognized in relation to the public civil actions and criminal proceedings at December 31, 2025. In connection with the Brazil Sale Transaction, the Company has provided indemnities to the Buyer in respect of certain claims, including this matter. The Brazil Sale Transaction is described in more detail in the Corporate section of this document.

RELATED PARTY TRANSACTIONS
During the year ended December 31, 2025, the Company’s related parties include its subsidiaries and key management personnel (2024 – subsidiaries, associate, joint operation and key management personnel). The Company’s key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Salaries, directors’ fees and other short-term benefits	$11,598	$3,203
Share-based payments	6,640	3,732
Termination benefits	8,517	—
Total key management personnel compensation	$26,755	$6,935
At December 31, 2025, $2.3 million (2024 – $1.3 million) was owed by the Company to key management for accrued salaries and bonuses.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions	Three months ended			Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating expenses	$239.3	$266.0	$220.6	$834.6	$596.9
Silver by-product credits	(3.1)	(5.4)	(0.7)	(9.5)	(1.7)
Fair value adjustment on acquired inventories	(27.8)	(26.5)	(4.9)	(56.5)	(20.6)
Non-recurring charges recognized in operating expenses(1)	—	—	—	(36.8)	—
Pre-commercial production and development stage operating expenses (2)	(20.9)	(5.0)	(37.8)	(37.9)	(88.5)
Total cash costs - continuing operations	$187.5	$229.0	$177.1	$693.9	$486.1
Total cash costs - discontinued operations(4)	$130.9	$107.6	$112.3	$430.6	$391.3
Total cash costs - All Operations	$318.4	$336.6	$289.4	$1,124.5	$877.4

Gold oz sold - continuing operations	168,558	170,193	136,384	519,671	374,246
Less: gold oz sold during pre-commercial production period	(13,667)	(4,527)	(19,161)	(26,128)	(74,547)
Adjusted gold oz sold - continuing operations	154,891	165,666	117,223	493,543	299,699
Gold oz sold - discontinued operations	73,834	69,119	81,294	258,890	249,332
Adjusted gold oz sold - All Operations	228,725	234,785	198,517	752,433	549,031

Cash costs per gold oz sold - continuing operations	$1,211	$1,383	$1,511	$1,406	$1,622
Cash costs per gold oz sold - discontinued operations	$1,773	$1,556	$1,381	$1,663	$1,569
Cash costs per gold oz sold - All Operations	$1,392	$1,434	$1,458	$1,494	$1,598

Total cash costs - continuing operations	$187.5	$229.0	$177.1	$693.9	$486.1
Sustaining capital	67.2	55.6	13.0	174.6	48.2
Sustaining lease payments	0.3	0.4	0.2	1.2	2.5
Reclamation expense	5.9	4.4	1.9	16.8	7.0
Sustaining exploration expense	—	—	0.2	—	0.9
Pre-commercial production and development stage sustaining expenditures(2)	(1.7)	(1.4)	(1.3)	(4.9)	(1.9)
Total AISC - continuing operations	$259.2	$288.1	$191.1	$881.5	$542.6
Total AISC - discontinued operations(4)	177.0	142.1	136.9	566.5	484.0
Total AISC - All Operations	$436.2	$430.3	$328.0	$1,448.1	$1,026.6

AISC per gold oz sold - continuing operations	$1,673	$1,739	$1,630	$1,786	$1,811
AISC per gold oz sold - discontinued operations	$2,397	$2,056	$1,684	$2,188	$1,941
AISC per gold oz sold - All Operations	$1,907	$1,833	$1,652	$1,925	$1,870

(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Consolidated cash costs per oz sold from continuing operations and AISC per oz sold from continuing operations exclude Castle Mountain results after August 2024 when residual leaching commenced, Greenstone results for the period prior to November 2024 when the mine reached commercial production, Los Filos results after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash costs per oz sold from continuing operations and AISC per oz sold from continuing operations include results from Pan and Nicaragua Operations from the date of the Calibre Acquisition of June 17, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
(4)The following table provides a reconciliation of total cash costs and AISC from discontinued operations:

$’s in millions	Three months ended			Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Operating expenses	$131.6	$108.1	$112.8	$432.6	$392.7
Less: silver by-product credits	(0.7)	(0.6)	(0.5)	(2.1)	(1.4)
Total cash costs	$130.9	$107.6	$112.3	$430.6	$391.3
Sustaining capital	40.4	29.3	21.9	117.4	82.7
Sustaining lease payments	3.3	3.2	1.4	10.9	5.3
Reclamation expense	2.3	2.1	1.3	7.6	4.7
Total AISC	$177.0	$142.1	$136.9	$566.5	$484.0

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises. The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Capital additions to mineral properties, plant and equipment(1)	$276.2	$266.9	$103.3	$754.0	$523.7
Less: Non-sustaining capital at operating sites	(69.1)	(50.1)	(34.6)	(178.2)	(64.1)
Less: Sustaining and non-sustaining capital associated with pre-commercial production period and development projects(3)	(73.0)	(98.4)	(11.6)	(189.2)	(260.5)
Less: Non-cash additions(2)	(26.5)	(33.6)	(22.2)	(94.9)	(67.5)
Sustaining capital - All Operations	$107.6	$84.9	$34.9	$291.7	$131.7
Sustaining capital - discontinued operations(4)	40.4	29.3	21.9	117.4	82.7
Sustaining capital - continuing operations	$67.2	$55.6	$13.0	$174.6	$48.2

Sustaining capital - All Operations	$107.6	$84.9	$34.9	$291.7	$130.0
Add: Sustaining lease payments	3.6	3.6	1.6	12.0	7.8
Add: Sustaining reclamation expense	8.2	6.5	3.2	24.3	11.7
Add: Sustaining exploration expense	—	—	0.1	—	0.4
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.7)	(1.4)	(1.3)	(4.8)	(1.9)
Sustaining expenditures - consolidated	$117.7	$93.7	$38.5	$323.3	$148.0
Sustaining expenditures - operating mine sites - discontinued operations(4)	46.1	34.6	24.6	136.0	92.7
Sustaining expenditures - operating mine sites - continuing operations	$71.6	$59.1	$14.0	$187.6	$56.6
(1)Per note 10 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 2024 when residual leaching commenced, Greenstone for the period prior to November 2024 when the mine reached commercial production, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 when the mine reached commercial production.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
(4)The following table provides a reconciliation of sustaining capital and sustaining expenditures from discontinued operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Capital additions to mineral properties, plant and equipment	$50.4	$36.9	$25.9	$160.2	$110.6
Less: Non-sustaining capital	(8.8)	(2.2)	(2.7)	(21.6)	(16.9)
Less: Non-cash additions	(1.2)	(5.5)	(1.2)	(21.1)	(11.0)
Sustaining capital	$40.4	$29.3	$21.9	$117.4	$82.7
Add: Sustaining lease payments	3.3	3.2	1.4	10.9	5.3
Add: Sustaining reclamation expense	2.3	2.1	1.3	7.6	4.7
Add: Sustaining exploration expense	—	—	—	—	—
Sustaining expenditures - operating mine sites	$46.1	$34.6	$24.6	$136.0	$92.7

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating cash flow before non-cash changes in working capital	$396.0	$319.9	$212.7	$915.1	$430.2
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expenses(1)	—	—	—	36.8	—
Operating cash flow (generated) used by non-mine site activity(2)	182.0	106.6	12.6	435.4	(10.0)
Cash flow from operating mine sites - All Operations	$605.7	$453.1	$230.1	$1,443.7	$440.8
Cash flow from operating mine sites - discontinued operations(3)	$181.6	$121.9	$75.2	$446.8	$202.1
Cash flow from operating mine sites - continuing operations	$424.1	$331.2	$155.0	$996.9	$238.7

Cash flow from operating mine sites - All Operations	$605.7	$453.1	$230.1	$1,443.7	$440.8
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	276.2	266.9	103.3	754.0	523.7
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(99.9)	(132.0)	(34.9)	(284.1)	(329.9)
Less: Capital expenditure from operating mine sites - All Operations	$176.3	$134.9	$68.4	$469.9	$193.8
Less: Lease payments related to non-sustaining capital items	10.2	5.1	11.6	25.5	28.3
Less: Non-sustaining exploration expense	3.8	8.9	1.7	16.6	7.1
Total mine site free cash flow before changes in working capital - All Operations	$415.4	$304.2	$148.4	$931.7	$211.6
Total mine site free cash flow before changes in working capital - discontinued operations(3)	$132.3	$90.4	$50.5	$307.8	$101.2
Total mine site free cash flow before changes in working capital - continuing operations	$283.1	$213.7	$97.9	$623.9	$110.4

(Increase) decrease in non-cash working capital	(3.6)	(81.3)	35.2	(96.8)	(49.7)
Total mine site free cash flow after changes in non-cash working capital - All Operations	$411.8	$222.9	$183.6	$834.9	$161.9

(1)Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
(3)The following table provides a reconciliation of mine site free cash flow after changes in working capital from discontinued operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Operating cash flow before non-cash changes in working capital	$181.6	121.9	75.2	446.8	202.1
Less: Capital expenditures from operating mine sites	49.3	31.4	24.7	139.0	99.5
Less: Lease payments related to non-sustaining capital items	—	—	—	—	1.3
Total mine site free cash flow before changes in working capital	$132.3	$90.4	$50.5	$307.8	$101.2
(Increase) decrease in non-cash operating working capital	$(9.0)	$2.4	$13.1	$(25.5)	$20.2
Total mine site free cash flow after changes in working capital	$123.3	$92.8	$63.6	$282.3	$121.4

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of options, warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenue	$681.4	$584.3	$359.4	$1,817.2	$912.8
Less: silver by-product credits	(3.1)	(5.4)	(0.7)	(9.5)	(1.7)
Less: AISC	(259.2)	(288.1)	(191.2)	(881.6)	(542.6)
Less: revenues associated with pre-commercial production period and development projects (net of silver by-product credits)(1)	(56.6)	(15.3)	(50.1)	(95.5)	(183.6)
AISC contribution margin - continuing operations	$362.5	$275.4	$117.4	$830.5	$184.9
AISC contribution margin - discontinued operations(3)	128.7	92.0	78.2	323.3	116.0
AISC contribution margin - All Operations	$491.2	$367.5	$195.6	$1,153.8	$300.9

Gold oz sold - continuing operations	168,558	170,193	136,384	519,671	374,246
Less: gold sold associated with pre-commercial production period and development projects(1)	(13,667)	(4,527)	(19,161)	(26,128)	(74,547)
Adjusted gold oz sold - continuing operations	154,891	165,666	117,223	493,543	299,699
Gold oz sold - discontinued operations	73,834	69,119	81,294	258,890	249,332
Adjusted gold oz sold - All Operations	228,725	234,785	198,517	752,433	549,031

AISC contribution margin per oz sold - continuing operations	$2,340	$1,663	$1,001	$1,683	$617
AISC contribution margin per oz sold - discontinued operations(3)	1,743	1,332	962	1,249	465
AISC contribution margin per oz sold - All Operations	$2,148	$1,565	$985	$1,533	$548
(1)AISC contribution margin excludes Castle Mountain results after August 31, 2024 when residual leaching commenced, Greenstone results for the period prior to November 2024 when the mine reached commercial production, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(2)AISC contribution margin include results from Pan and Nicaragua Operations from the date of the Calibre Acquisition of June 17, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)

(3)The following table provides a reconciliation of AISC contribution margin and AISC contribution margin per oz sold from discontinued operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Revenue	$306.4	$234.7	$215.6	$891.9	$601.3
Less: silver by-product credits	(0.7)	(0.6)	(0.5)	(2.1)	(1.4)
Less: AISC	(177.0)	(142.1)	(136.9)	(566.5)	(484.0)
AISC contribution margin	$128.7	$92.0	$78.2	$323.3	$116.0
Gold oz sold	73,834	69,119	81,294	258,890	249,332
AISC contribution margin per oz sold - discontinued operations	$1,743	$1,332	$962	$1,249	$465

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Continuing operations:
Net income (loss) - continuing operations	$82.3	5.8	(29.6)	$(18.9)	260.3
Income tax expense	93.4	17.2	34.4	150.2	273.0
Depreciation and depletion	104.8	141.9	43.9	356.7	111.8
Finance costs	39.5	49.4	36.7	179.3	91.3
Finance income	(3.6)	(3.2)	(1.5)	(10.9)	(7.1)
EBITDA - continuing operations	$316.4	$211.1	$83.8	$656.4	$729.3
Non-cash share-based compensation	0.9	6.5	1.9	14.6	9.4
Unrealized (gain) loss on gold contracts	5.1	16.5	(11.9)	38.0	16.5
Unrealized (gain) loss on foreign exchange contracts	4.4	(3.3)	39.1	(63.4)	72.4
Unrealized foreign exchange (gain) loss	(4.6)	(4.8)	2.8	(5.5)	3.5
Change in fair value of Greenstone Contingent Consideration	11.7	16.4	0.6	49.1	23.2
Change in fair value of 2025 Convertible Notes conversion option	10.6	18.8	—	29.4	—
Change in fair value of Equinox warrant liability	10.7	20.7	—	31.4	—
Gain on modification of debt	—	(13.0)	—	(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	—	—	—	—	(579.8)
Other (income) expense	20.8	(11.5)	2.3	11.3	(9.0)
Transaction and integration costs	1.4	13.0	—	26.7	0.8
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expense(1)	—	—	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	—	0.2	—	17.7	—
Adjusted EBITDA - continuing operations	$405.1	$297.1	$123.7	$889.3	$281.5
Adjusted EBITDA - discontinued operations(2)	173.9	122.9	99.5	450.2	197.3
Adjusted EBITDA - All Operations	$579.0	$419.9	$223.2	$1,339.6	$479.0
(1)Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
(2) The following table provides a reconciliation of adjusted EBITDA from discontinued operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Net income	$115.2	$69.8	$57.9	$240.3	$79.0
Income tax expense	36.4	8.1	13.5	40.9	17.8
Depreciation and depletion	35.2	42.5	28.7	160.8	110.9
Finance costs	1.6	1.5	0.9	6.4	4.1
Finance income	(0.5)	—	(0.3)	(0.9)	(1.0)
EBITDA - discontinued operations	$187.9	$121.9	$100.7	$447.5	$210.7
Non-cash share-based compensation	0.1	0.1	0.1	0.2	0.2
Unrealized foreign exchange (gain) loss	(5.6)	2.9	(8.8)	11.0	(17.5)
Other (income) expense	(8.4)	(2.0)	7.5	(8.5)	3.9
Adjusted EBITDA - discontinued operations	$173.9	$122.9	$99.5	$450.2	$197.3
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of options, warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)

	Three months ended			Year ended
$’s and share amounts in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$82.3	$5.8	$(29.6)	$(18.9)	$260.3
Add (deduct):
Non-cash share-based compensation	0.9	6.5	2.0	14.6	9.4
Unrealized loss (gain) on gold contracts	5.1	16.5	(11.9)	38.0	16.5
Unrealized loss (gain) on foreign exchange contracts	4.4	(3.3)	39.1	(63.4)	72.4
Unrealized foreign exchange loss (gain)	(4.6)	(4.8)	2.8	(5.5)	3.5
Change in fair value of Greenstone Contingent Consideration	11.7	16.4	0.6	49.1	23.2
Change in fair value of 2025 Convertible Notes conversion option	10.6	18.8	—	29.4	—
Change in fair value of warrant liability	10.7	20.7	—	31.4	—
Gain on modification of debt	—	(13.0)	—	(13.0)	—
Gain on remeasurement of previously held interest in Greenstone	—	—	—	—	(579.8)
Other expense (income)	20.8	(11.5)	2.3	11.3	(14.4)
Transaction and integration costs	1.4	13.0	—	26.7	0.8
Fair value adjustments on acquired inventories	27.8	26.5	4.9	56.5	20.6
Non-recurring charges recognized in operating expense(1)	—	—	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	—	0.2	—	17.7	—
Non-recurring charge recognized in tax expense	0.1	(7.7)	(1.5)	(1.1)	184.1
Income tax impact related to above adjustments	(2.4)	1.9	(0.6)	(2.2)	0.6
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(5.4)	(15.5)	5.5	(22.8)	33.5
Adjusted net income - continuing operations	$163.2	$70.4	$13.6	$187.9	$30.7
Adjusted net income - discontinued operations(2)	109.7	69.4	63.9	232.6	82.4
Adjusted net income - All Operations	$272.9	$139.9	$77.5	$420.5	$113.1

Basic weighted average shares outstanding	786.1	771.3	454.4	630.3	400.1
Diluted weighted average shares outstanding	794.7	781.9	454.4	630.3	473.5

Adjusted EPS - continuing operations
Per share - basic ($/share)	$0.21	$0.09	$0.03	$0.30	$0.08
Per share - diluted ($/share)	$0.21	$0.09	$0.03	$0.30	$0.06

Adjusted EPS - discontinued operations
Per share - basic ($/share)	$0.14	$0.09	$0.14	$0.37	$0.21
Per share - diluted ($/share)	$0.14	$0.09	$0.14	$0.37	$0.17

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.35	$0.18	$0.17	$0.67	$0.28
Per share - diluted ($/share)	$0.34	$0.18	$0.17	$0.67	$0.24
(1)Non-recurring charges recognized in operating expenses for the year ended December 31, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

NON-IFRS MEASURES (CONTINUED)
(2) The following table provides a reconciliation of adjusted net income from discontinued operations:

	Three months ended			Year ended
$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discontinued operations:
Net income attributable to Equinox Gold shareholders - discontinued operations	$115.2	$69.8	$57.9	$240.3	$79.0
Add (deduct):				—	—
Non-cash share-based compensation	0.1	0.1	0.1	0.2	0.2
Unrealized foreign exchange loss (gain)	(5.6)	2.9	(8.8)	11.0	(17.5)
Other expense (income)	(8.4)	(2.0)	7.5	(8.5)	3.9
Income tax impact related to above adjustments	2.1	(0.2)	0.2	(0.6)	3.0
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	6.3	(1.2)	7.0	(9.9)	13.8
Adjusted net income - discontinued operations	$109.7	$69.4	$63.9	$232.6	$82.4

Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	December 31, 2025	September 30, 2025	December 31, 2024
Current portion of loans and borrowings	$181.3	$144.3	$135.6
Non-current portion of loans and borrowings	1,373.4	1,482.4	1,212.2
Total debt	1,554.7	1,626.7	1,347.8
Less: Cash and cash equivalents (unrestricted)	(407.4)	(348.5)	(239.3)
Net debt	$1,147.3	$1,278.2	$1,108.5

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES
Financial Risk Management
The Board of Directors, directly and through its committees, oversees the Company's enterprise risk management process framework, which is designed to identify, assess, and manage risks that could have a material adverse effect on the Company’s business, financial condition, results of operation or future performance. The risks described in this MD&A are primarily financial, market-related and recent risks and are not exhaustive. Other risk factors, including operational, economic, construction, environmental, permitting, and property risks, are described under the heading "Risks Related to the Business" in the Company’s most recently filed Annual Information Form.
Financial Instrument Risk Exposure
The Company is exposed, in varying degrees, to a range variety of financial instrument related risks. The Audit Committee oversees Company's process to identify, assess and manage financial risks. The Company’s exposures to financial risks, together with its objectives, policies and processes for managing those risks, are described in note 32 to the Company’s consolidated financial statements for the year ended December 31, 2025. There were no significant changes to the Company's exposures to financial risks or its management of those risks during the three months and year ended December 31, 2025 except as noted below. At December 31, 2025, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, restricted cash, trade receivables, and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets not measured at fair value through profit or loss or fair value through other comprehensive income, at December 31, 2025, was $480.9 million (2024 - $279.7 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances with financial institutions with strong credit ratings. Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and counterparties with strong credit profiles.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.
At December 31, 2025, the Company had an $850.0 million Revolving Facility available for general corporate purposes, other than for the repayment of amounts owing under its $172.5 million unsecured senior convertible notes and the 2025 Convertible Notes. At December 31, 2025 and at the date hereof, there was $219.6 million undrawn on the Revolving Facility and $334.6 million, respectively, available to be drawn on the Revolving Facility.
The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and access to available credit to meet its short-term business requirements. Liquidity risk is managed through a rigorous planning, budgeting and forecasting process that assess funding requirements to support its current operations, development and expansion plans.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES (CONTINUED)
Financial Instrument Risk Exposure (continued)
The Company also considers liquidity risk in the management of its capital structure, with the objective of maintaining sufficient financial flexibility to ensure it will be able to continue as a gong concern, meet capital obligations and ongoing operational expenses, and fund suitable business opportunities as they arise. The Company may adjust its capital structure from time to time in response to market conditions, including through equity issuances or repurchases, debt drawdowns or repayments, or asset sales, as appropriate.

(c)Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks arising primarily from: currency risk, interest rate risk, and other price risk.
(i)Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, measured in the Company’s functional currency, will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries are exposed to currency risk on transactions and investments denominated in currencies other than USD. At December 31, 2025, the Company was exposed to currency risk related to balances denominated in CAD, NIO and MXN. Effective January 1, 2024, the Central Bank of Nicaragua adopted a policy which fixed the NIO exchange rate against the US dollar at the exchange rate in effect on December 31, 2023. The exchange rate has remained fixed since January 1, 2024, mitigating the Company’s exposure to currency risk as a result of changes in the NIO exchange rate against the US dollar.
The following table summarizes the Company’s financial assets and financial liabilities that are denominated in foreign currencies at December 31, 2025, excluding those classified as held for sale:

At December 31, 2025	CAD	NIO	MXN
Financial assets	$180,677	$2,064	$3,269
Financial liabilities	(363,714)	(31,811)	(8,711)
	$(183,037)	$(29,747)	$(5,442)
At December 31, 2024
Financial assets	$30,531	$—	$1,758
Financial liabilities	(75,026)	—	(32,922)
	$(44,495)	$—	$(31,164)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2025, excluding the effect of foreign exchange contracts, the reasonably possible weakening or strengthening in CAD against USD, assuming all other variables remained constant, would have resulted in a $13.4 million increase or decrease, respectively, in the Company’s net income during the year ended December 31, 2025.
A weakening or strengthening in NIO and MXN against the USD, assuming all other variables remained constant, would not have resulted in a significant impact on the Company’s net loss from continuing operations during the year ended December 31, 2025.
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts, which are accounted for as derivatives, to manage its exposure to currency risk. The Company’s outstanding USD:BRL foreign exchange contracts were fully settled on January 23, 2026. A 10% weakening in the CAD and MXN against the USD at December 31, 2025 would have resulted in a decrease in the fair value of the Company’s foreign currency net foreign currency derivative asset and an increase of $21.0 million in the Company’s net loss for the year ended December 31, 2025. A 10% strengthening in the CAD and MXN against the USD would have resulted in an increase in the fair value of the Company’s net foreign currency net derivative asset and a decrease of $18.6 million in the Company’s net loss for the year ended December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES (CONTINUED)
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate as a result of changes in market interest rates.
At December 31, 2025, the Company was exposed to interest rate cash flow risk on its Revolving Facility and Sprott Loan which bear variable interest rates based on SOFR. The Term Loan and Sprott Loan were fully repaid on January 23, 2026. A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2025 would have resulted in a decrease or increase, respectively, of $4.8 million, respectively, in the interest expense on the Revolving Facility and the Company’s net loss for the year ended December 31, 2025.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash which earn interest at variable rates.
(iii)Other Price Risk
Other price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate as a result of changes in market prices, including commodity prices (such as gold) and equity prices, other those arising from currency risk or interest rate risk.
At December 31, 2025,the Company’s investments in marketable securities are measured at fair value. A 10% increase in the applicable share prices would have resulted in an increase of $14.1 million in the Company’s other comprehensive income for the year ended December 31, 2025. A 10% decrease in the applicable share prices would have resulted in a decrease of $14.1 million in the Company’s other comprehensive income.
In connection with the gold swap agreements and the Greenstone Contingent Consideration, a 10% increase in the price of gold at December 31, 2025 would have resulted in an increase of $17.1 million in the Company's net loss for the year ended December 31, 2025. A 10% decrease in the price of gold at December 31, 2025 would have resulted in a decrease of $9.7 million in the Company’s net loss for the year ended December 31, 2025. Based on the contractual terms and total notional ounces remaining, the Company is not exposed to significant price risk on its outstanding gold collar contracts as at December 31, 2025.
The fair values of the conversion option embedded in the 2025 Convertible Notes conversion option and the Equinox Gold Warrants are measured using valuation models that include the Company’s share price as a key input. A 10% increase or decrease in the Company’s share price at December 31, 2025 would have resulted in a decrease or increase, respectively, of $6.0 million, respectively, in the Company’s net loss for the year ended December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES (CONTINUED)
Other Risks
Business Arrangements and Transaction Risk
On December 13, 2025, Equinox Gold announced the sale of its Brazilian assets, comprising the Aurizona and RDM mines and the Bahia Complex, to CMOC Limited (“CMOC”). The transaction closed on January 23, 2026. Under the applicable share purchase agreement and related documents, the Company has provided CMOC with certain indemnities, including with respect to environmental matters, tailings facilities, and existing litigation. These indemnities create potential exposure to future, and potentially significant, costs, particularly given the longtime horizon and inherent uncertainty associated with environmental, political and regulatory matters in Brazil. In addition, $115.0 million of the purchase price is contingent upon CMOC achieving certain production targets during 2026. There is no guarantee that the conditions for the contingent cash payment will be met.
Sanctions Risk
Canada and the United States both impose sanctions on Nicaragua that target individuals and entities associated with the Nicaraguan government. The sanctions are designed to pressure the Nicaraguan government to improve its human rights record and governance practices. The sanctions could increase operational risk for the Company as ongoing operations could be impacted in the event of non-compliance with the sanctions; and the existence of the sanctions could limit the financing and insurance options available to the Company regarding its Nicaraguan operations.
A 2018 U.S. executive order created a sanctions program targeting individuals involved in human rights abuses, political repression, or corruption in Nicaragua, including government officials since 2007. Other U.S. sanctions programs, such as the Venezuelan Sanctions Regulations, may also affect Nicaragua. The 2021 RENACER Act called for expanded sanctions, and a 2022 executive order authorized sanctions on persons operating in Nicaragua’s gold sector. Equinox Gold believes its activities comply with these orders and related sanctions programs. However, because circumstances continue to evolve, entities it currently engages with may become designated in the future, which could materially impact operations.
Nicaragua is also listed by the Financial Action Task Force (“FATF”) as a jurisdiction with strategic deficiencies in anti‑money laundering and counter‑terrorism financing controls. It is under increased monitoring and has taken steps since 2020 to strengthen its framework, including pursuing international assistance and adopting a beneficial ownership registry.
Taxation Risk
Equinox Gold operates in multiple jurisdictions and is subject to a complex array of taxes, including corporate income taxes, mining-specific royalties and duties, withholding taxes, value-added taxes (VAT/IVA/ICMS), capital gains taxes, and other levies imposed by federal, state/provincial, and municipal authorities in Canada, the United States, Mexico, Brazil, and Nicaragua. Changes in tax laws, regulations, or royalty rates could materially increase the Company's tax burden, reduce profitability, or adversely affect cash flows and financial condition.
The Company's corporate structure and operations are organized in reliance on its interpretation of applicable tax laws, including those related to transfer pricing, withholding taxes, capital gains, and other foreign country tax rules. Tax authorities may challenge these interpretations Adverse outcomes from tax audits, reassessments, or disputes could result in significant additional tax liabilities, penalties, and interest, with a material impact on the Company's results of operations and financial position.
The Company is currently involved in ongoing tax disputes and audits in certain jurisdictions. While the Company believes its positions are defensible and pursues appeals or settlements where appropriate, there can be no assurance of favorable outcomes, timely recovery of amounts paid or credited, or that resolutions will not require material cash outflows.
Repatriation of earnings from foreign subsidiaries may be subject to withholding taxes, currency controls, or other restrictions in certain jurisdictions, potentially limiting the Company's ability to fund operations or return capital to shareholders. Furthermore, the Company has recently announced the sale of its Brazilian operations. Under the terms of that sale, the Company will continue to be subject to certain historical tax matters.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES (CONTINUED)
The ongoing implementation of the OECD's Global Anti-Base Erosion Rules (Pillar Two), which impose a 15% global minimum effective tax rate on large multinational enterprises, is being adopted in an increasing number of jurisdictions where the Company operates. These rules could result in additional top-up taxes, increased compliance costs, and heightened disclosure requirements if the Company's effective tax rate in any jurisdiction falls below the minimum threshold.
There can be no assurance that current or future tax laws, interpretations, or administrative practices in the Company's operating jurisdictions will remain consistent, or that new taxes, royalties, or environmental levies will not be introduced, any of which could have a material adverse effect on the Company's business, financial condition, and results of operations.
Foreign Operations
Equinox Gold operates through subsidiaries, including in the United States, Mexico and Nicaragua, and as such faces risks typical of foreign business activities. These risks include nationalization, forced contract modifications or cancellation, political and fiscal instability, adverse legal changes, permit delays, opposition to projects, unreliable infrastructure, labor issues, equipment shortages, import/export regulations, inflation, currency fluctuations, biased dispute resolution, government abuse of power, enforcement difficulties, regulatory compliance challenges, criminal activity, civil unrest, terrorism, military repression, and public health concerns. Uncertainty over whether the United States, Mexican or Nicaraguan governments will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy and past political crises have affected the confidence of investors and the public generally, resulting in an economic slowdown.
In late 2024, the Trump administration in the United States signaled changes to US trade policies, including the introduction of new tariffs. Retaliatory tariffs, domestic ‘buy local policies’ and other constraints to international commerce have subsequently arisen. The US administration may also seek to roll back existing free trade agreements like the trilateral Canada-United States-Mexico Agreement, which could have substantial impacts on supply chains.
Community Relations
The Company’s ability to maintain positive relationships with its host communities is critical to ensuring the success of its operations and future projects. Equinox Gold maintains industry standard social and environmental practices, works to ensure compliance with its commitments to its host communities, and has initiated programs to enhance its community engagement. However, there is no assurance that the Company will be able to maintain positive relationships with host communities and the failure of such relationships could result in legal actions, the establishment of blockades, permitting delays or other disruptions to the Company’s business.
Opposition by community and non-governmental organizations (“NGOs”) to mining activities can disrupt operations or the development of a new project. Adverse publicity and damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. Mining activities at Los Filos were disrupted in each of 2020, 2021 and 2022 because of community blockades, the disputes led to the non-renewal of surface rights agreement with one of the three host communities and resulted in the suspension of operations at Los Filos on March 31, 2025.
Nicaragua experienced major social unrest in 2018, leading to protests and roadblocks near the El Limón and La Libertad complexes. These blockades restricted the supply of key consumables such as fuel and lime, temporarily affecting gold production. Although operations at both complexes subsequently resumed, Equinox Gold remains exposed to potential disruptions from future illegal roadblocks or social conflict.
Although Equinox Gold places great emphasis on maintaining its community relationships and its reputation, the Company does not have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects or secure financing, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

RISKS AND UNCERTAINTIES (CONTINUED)
In Nicaragua, the La Libertad Complex is located adjacent to significant artisanal and small-scale gold mining activity, the scale of which has increased with rising gold prices, creating a risk of conflict that could materially adversely affect La Libertad’s operations and development plans. Further expansion of mining activities may require the relocation and resettlement of artisanal miners, and any delays arising from such processes could negatively impact schedules, increase costs or prevent further development.
Volcanic and Seismic Activity Risk
Equinox Gold’s exploration, development, and mining activities are exposed to natural hazards, including volcanic eruptions and seismic events. Volcanic activity and earthquakes can occur with little warning and may damage infrastructure, disrupt operations, impair air and water quality, and increase regulatory or remediation costs. These events may also affect nearby communities, creating safety, legal, and reputational risks.
Active or potentially active volcanoes or seismically active areas near Equinox Gold’s operations could require temporary shutdowns and may harm facilities, tailings and water management systems, power supply, and transportation access. Although the Company monitors geological and geotechnical indicators and maintains emergency and business‑continuity procedures, volcanic and seismic events are difficult to predict and cannot be fully mitigated.
A significant volcanic or seismic event could materially affect Equinox Gold’s operations, financial condition, future development plans, and the market price of its securities.

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2025. The impact of future accounting changes is disclosed in note 3(m) to the Company’s consolidated financial statements.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment are disclosed in note 4(a). Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, that have the most significant effect are disclosed in notes 4(b), 5(a) and 10(c) of the Company’s consolidated financial statements for the year ended December 31, 2025.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, Management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.
These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2025.
Internal Controls over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
The Company’s ICFR includes policies and procedures that:
•are designed to provide reasonable assurance that accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
•are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (CONTINUED)
On June 17, 2025, the Company completed the Calibre Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of December 31, 2025, the Company has excluded the internal controls of Calibre’s entities from its assessment of the effectiveness of internal control over financial reporting because Calibre was acquired not more than 365 days before the end of December 31, 2025. The Company is in the process of integrating Calibre’s operations and internal control framework and expects to include Calibre’s entities in the scope of its internal control assessments in future reporting periods.
The table below presents the summary financial information included in the Company’s consolidated annual financial statements for the excluded controls related to the acquired business:

Calibre Selected financial information from the statement of income (loss) $’s in millions	June 17 to December 31, 2025
Total revenues	$604.0
Net Income	80.7

Selected financial information from the statement of financial position	As at December 31, 2025
Total current assets	$415.2
Total non-current assets	1,793.7
Total current liabilities	474.6
Total non-current liabilities	499.3
Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, Management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2025.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; anticipated 2026 production and cost guidance; expectations for Greenstone and Valentine operations, including achieving design capacity; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; realization of the contingent cash consideration from the Brazil operations sale; the Company’s ability to restart operations at Los Filos and the construction of a CIL plant; and the Company’s ability to improve cash flow and self-fund projects.
Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.
Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.
Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors in in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.